     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 5, 1998

                                                      REGISTRATION NO. 333-43199
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------

                          COLUMBIA SPORTSWEAR COMPANY

             (Exact name of Registrant as specified in its charter)

            OREGON                           5130                          93-0498284
 (State or other jurisdiction          (Primary Standard                (I.R.S. Employer
      of incorporation)                   Industrial                 Identification Number)
                                  Classification Code Number)

                              6600 NORTH BALTIMORE
                             PORTLAND, OREGON 97203
                                 (503) 286-3676

         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                              PATRICK D. ANDERSON
                            CHIEF FINANCIAL OFFICER
                          COLUMBIA SPORTSWEAR COMPANY
                              6600 NORTH BALTIMORE
                             PORTLAND, OREGON 97203
                                 (503) 286-3676

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                ----------------

                                   COPIES TO:

          STEPHEN E. BABSON                           JOHN L. SAVVA
          ROBERT J. MOORMAN                        SULLIVAN & CROMWELL
           STOEL RIVES LLP                 444 SOUTH FLOWER STREET, SUITE 1200
   900 SW FIFTH AVENUE, SUITE 2300            LOS ANGELES, CALIFORNIA 90071
        PORTLAND, OREGON 97204                        (213) 955-8000
            (503) 224-3380

                                ----------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                                ----------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                                ----------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT
BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MARCH 5, 1998



                                5,600,000 SHARES



                                     [LOGO]

                                  COMMON STOCK

                                  -----------


    Of the 5,600,000 shares of Common Stock offered, 4,480,000 shares are being offered hereby in the United States and 1,120,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting."



    All of the 5,600,000 shares of Common Stock offered are being sold by the Company.



    Prior to this offering, there has been no public market for the Common Stock of the Company. It is estimated that the initial public offering price per share will be between $15.00 and $17.00. For factors to be considered in determining the initial public offering price, see "Underwriting."


    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

    The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "COLM" upon notice of issuance.

                                 --------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

                                     INITIAL PUBLIC         UNDERWRITING          PROCEEDS TO
                                     OFFERING PRICE         DISCOUNT(1)            COMPANY(2)
                                  --------------------  --------------------  --------------------
Per Share.......................           $                     $                     $
Total(3)........................           $                     $                     $

--------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting estimated expenses of $740,000 payable by the Company.


(3) The Company has granted the U.S. Underwriters an option for 30 days to purchase up to an additional 672,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the International Underwriters a similar option with respect to an additional 168,000 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting
    discount and proceeds to Company will be $         , $         and
    $         , respectively. See "Underwriting."


                                 --------------


    The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares
will be ready for delivery in New York, New York, on or about                ,
1998, against payment therefor in immediately available funds.


GOLDMAN, SACHS & CO.
                  NATIONSBANC MONTGOMERY SECURITIES LLC
                                    PAINEWEBBER INCORPORATED
                                 --------------

             The date of this Prospectus is                , 1998.

[Picture of Company advertisement featuring Gertrude Boyle, with caption "In Oregon This Is Sexy.--Tim Boyle, President, Columbia Sportswear."

[Picture of Company advertisement featuring Gertrude Boyle, with caption "Quotes From Chairman Ma. Inspiration from Mother Boyle, the skiwear revolutionary who kowtows to no one. 'Follow the correct path to outdoor comfort, through the Columbia Interchange System.' 'All that is required to overcome adversity are reinforced stress points, double sewn seams, taller tunnel collars and storm flaps.' 'Am I the only one who thinks in this business?' 'Evolution through adaptation: when weather changes, one's ski parka had better change with it.' 'A sensible and functional design is well suited to the masses. Have it on my desk tomorrow.' 'I asked for a fifth outside pocket. Not how much it would cost.' 'A reversible liner that is also waterproof? Sounds impossible. Build me one.' 'It's perfect. Now make it better.' "]

[Pictures of (i) model on beach wearing Company jacket, (ii) model fly-fishing in Company vest, (iii) model hunting in Company jacket, (iv) model skiing in Company jacket, (v) model skiing in Company jacket and (vi) model jumping in Company sportswear.]

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS (I) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTIONS, (II) GIVES RETROACTIVE EFFECT TO THE RECAPITALIZATION DESCRIBED IN "DESCRIPTION OF CAPITAL STOCK" AND (III) GIVES RETROACTIVE EFFECT TO A 0.59-FOR-ONE REVERSE SPLIT OF THE COMMON STOCK TO BE EFFECTED PRIOR TO THE COMPLETION OF THE OFFERINGS.

THE COMPANY

    Columbia Sportswear Company ("Columbia" or the "Company") is a global leader in the design, manufacture, marketing and distribution of active outdoor apparel. As one of the largest outerwear manufacturers in the world and the leading seller of skiwear in the United States, the Company has developed an international reputation across an expanding product line for quality, performance, functionality and value. The Company believes its award-winning advertising campaigns effectively position the Columbia brand as active, outdoor, authentic and distinctly American.


    Established in 1938, the family-owned Company has grown from a small, regional hat distributor to a global leader in the active outdoor apparel industry. The Company has its roots and developed its initial expertise in the production of high quality, rugged outdoor fishing and hunting gear for the serious sportsman. Known for durability and dependability at a reasonable price, the Company leveraged its brand awareness in the 1990s by expanding into related merchandise categories and developing its "head-to-toe" outfitting concept. The Columbia brand appeals to a large, increasingly international consumer base. Today, the Company distributes its products to over 10,000 retailers in 30 countries. The Company's sales and operating income have increased to $353.5 million and $44.3 million in 1997 from $18.8 million and $1.6 million in 1987, representing compound annual growth rates of 30.6% and 35.1%, respectively. The Company believes it will continue to grow by enhancing the productivity of existing retailers, expanding distribution in international markets and further developing merchandise categories.


    The Company groups its broad range of competitively priced merchandise into four categories-- outerwear, sportswear, rugged footwear and related accessories. The durability, functionality and affordability of Columbia's products make them ideal for use in a wide range of outdoor activities, including skiing, snowboarding, hunting, fishing, hiking and golf, as well as for casual wear. Throughout the product development cycle, merchandising and design teams collaborate with retailers, the Columbia sales force and consumers to ensure that the final product assortment of coordinated "head-to-toe" merchandise meets or exceeds customer expectations. Across all of its product lines, Columbia brings a commitment to innovative, functional product design and a reputation for durable, high quality materials and construction. Columbia believes it offers consumers one of the best price-value equations in the outdoor apparel industry.

BUSINESS STRENGTHS

    ESTABLISHED AND DIFFERENTIATED OUTDOOR LIFESTYLE BRAND. The Company believes the Columbia brand represents a differentiated, active, outdoor, authentic and distinctly American image built on quality, functionality, performance and value. The Company's award-winning international marketing campaigns, which feature Chairman Gertrude Boyle in the role of "Mother Boyle," an overbearing taskmaster who enforces tough Columbia quality standards, emphasize this distinctive brand image.

    BROAD AND GROWING APPEAL. Columbia's merchandise appeals to a broad range of consumers of varying ages and income levels, from serious outdoorsmen to weekend sports enthusiasts. The Company's price-value equation is attractive to a large segment of the $10.4 billion U.S. retail outdoor apparel market. Columbia is effectively positioned to compete against lower priced or unbranded products based on brand image and product features, and against higher priced, largely technical or fashion brands based on superior value and generally lower price points. The Company has benefited in the past and expects to continue to benefit from the trend toward casual dressing and from the growth in demand for active lifestyle apparel.


    PREMIUM QUALITY AT A REASONABLE PRICE. Columbia maintains a strong focus on providing a superior mix of quality and value, which are defining elements of the brand. The Company believes it is able to offer merchandise similar in quality to its competitors at attractive price points by using its long-standing supplier relationships to source high quality products from around the world while controlling costs, relying on Company-supervised production of merchandise by independent manufacturers, involving itself in the supply chain at an earlier stage than is typical in the industry and avoiding the overdesign of its products.



    PROVEN AND EXPERIENCED MANAGEMENT TEAM. Senior management of Columbia has substantial experience in the apparel industry and a demonstrated track record of sales and earnings growth. Chairman Gertrude Boyle has been involved in the business since 1970; President and Chief Executive Officer Timothy P. Boyle joined Columbia in 1971; and Executive Vice President and Chief Operating Officer Don Richard Santorufo joined the Company in 1979. Under their leadership over the past decade, the Company's sales and operating income have increased at compound annual growth rates of 30.6% and 35.1%, respectively. Immediately following the Offerings, senior management will own over 76.8% of the Company.


    FUNCTIONAL AND PERFORMANCE-ORIENTED DESIGN. All Columbia merchandise is designed and developed in-house by experienced merchandising and design teams. Working closely with internal sales and production teams as well as with retailers and consumers, the Company's merchandising and design teams can reduce the risks of fashion swings by developing superior products that are tailored specifically to meet consumer requirements. Because its products are designed for functionality and durability, the Company does not attempt to lead consumer preferences or differentiate its products based primarily on fashion. In fact, many new products are based on existing designs, such as the Bugaboo Parka, a consistent best seller for more than a decade.


    EFFECTIVE "HEAD-TO-TOE" MERCHANDISING. Columbia's "head-to-toe" merchandising strategy presents retailers and consumers with a wide selection of apparel and rugged footwear that shares common color palettes and outdoor themes. Retailers and consumers both benefit from the ability to use Columbia as a single source for an attractive array of merchandise. The Company's flagship store, recently opened in Portland, Oregon, and the Company's successful store-within-a-store concept ("concept shops") provide showcases for Columbia's coordinated merchandise.


    SOURCING AS A COMPETITIVE ADVANTAGE. Columbia's merchandise is produced worldwide by independent manufacturers selected, monitored and coordinated by local Columbia employees to assure conformity to strict quality and cost standards. The Company believes the use of independent manufacturers, in conjunction with the use of Columbia sourcing personnel rather than agents, increases its production flexibility and capacity and allows it to maintain control over critical aspects of the sourcing process, while at the same time substantially reducing capital expenditures and avoiding the costs of managing a large production work force.

    SUPERIOR INVENTORY MANAGEMENT. From the time of purchasing through production, distribution and delivery, the Company manages its inventory to reduce risk. The sequencing of the product design, sourcing, production and selling cycle mitigates inventory risk, in part by offering special discounts to customers that purchase merchandise early. Because the Company's products are not based primarily on fashion, and because Columbia undertakes extensive analysis to ensure that its products are what consumers require, the Company believes its inventory risk is not as great as that of some of its competitors. A new state-of-the-art inventory management information system, expected to be fully operational in late 1998, is expected to further enhance the Company's ability to manage its inventory.

GROWTH STRATEGY

    ENHANCE CHANNEL PRODUCTIVITY OF EXISTING CUSTOMERS. The Company plans to improve the productivity of its existing customers by expanding its concept shops and installing brand enhancement systems. Concept shops, which promote a consistent brand image, are located within the stores of the Company's customers and are dedicated exclusively to selling Columbia merchandise. As of December 31, 1997, the Company had 164 concept shops worldwide and plans to double this number by the end of 1998. The Company believes its concept shops increase sales by displaying a complete selection of merchandise and promoting cross-merchandising opportunities on a year-round basis. Smaller-scale brand enhancement systems, which include signage and fixtures that prominently display consolidated groupings of Columbia merchandise, offer benefits similar to concept shops. By the end of 1998, the Company also expects to have installed 1,000 in-store brand enhancement systems.


    LEVERAGE THE COLUMBIA BRAND NAME IN INTERNATIONAL MARKETS. The Company intends to capitalize on its size, strong U.S. brand position and worldwide brand recognition by targeting certain high opportunity markets for development or expansion. The Company has identified Europe and Asia as regions where outdoor activities are consistently popular and where the Company can exploit its active, outdoor, authentic and distinctly American brand image and reputation for value. The Company is seeking to enhance its distribution in a number of countries, including the United Kingdom, Italy, France, Spain, The Netherlands, Sweden and Germany. The Company will assume control of the distribution of its products in Japan in late 1998 and recently opened sales counters dedicated to Columbia merchandise in 15 retail stores in South Korea. Although the Company has made significant progress in international expansion over the last several years, substantial opportunity for growth exists. Net sales outside North America have increased from $9.0 million in 1993 to $35.4 million in 1997, but still represented only 10.0% of the Company's total net sales in 1997.


    DEVELOP EXISTING MERCHANDISE CATEGORIES. The Company intends to realize growth by further developing existing product categories, such as sportswear and rugged footwear, where there remains ample room for growth in market share. The Company's success in designing and marketing products has allowed Columbia to significantly broaden its assortment in existing categories. From 1993 through 1997, outerwear and sportswear sales increased 43.7% and 221.5%, respectively, in part as a result of new product introductions. Since it was introduced in 1993, net sales of the Company's rugged footwear have increased from $1.2 million to $24.3 million in 1997. The Company believes opportunities exist for continued rapid growth in sales of rugged footwear as distribution is expanded to sporting goods and specialty outdoor stores that carry the Company's outerwear and sportswear categories.

    SELECTIVELY BROADEN RETAIL DISTRIBUTION. The Company believes that over the longer term significant opportunities exist to increase sales of its products to department stores and footwear specialty shops. Although sales to department stores accounted for less than 19% of the Company's U.S. net sales in 1997, the Company believes this percentage will rise because department store retailers often prefer to purchase products from vendors that can offer complete head-to-toe product lines.

    The Company was established in 1938 and was incorporated under Oregon law in 1961. The Company's executive offices are located at 6600 North Baltimore, Portland, Oregon 97203, and its telephone number is (503) 286-3676.

                                  RISK FACTORS

    See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock.

                                THE OFFERINGS(1)


Shares of Common Stock offered:
  U.S. Offering.........................................  4,480,000 shares
  International Offering................................  1,120,000 shares
    Total Common Stock Offered..........................  5,600,000 shares
Total Common Stock to be outstanding after the
  Offerings.............................................  24,392,176 shares(2)
Use of proceeds.........................................  Payment of S corporation dividends to existing shareholders. See "Use of Proceeds."
Proposed Nasdaq National Market symbol..................  COLM


--------------


(1) The offering of 4,480,000 shares of Common Stock initially offered in the United States (the "U.S. Offering") and the concurrent offering of 1,120,000 shares of Common Stock initially offered outside the United States (the "International Offering") are collectively referred to as the "Offerings." The underwriters for the U.S. Offering (the "U.S. Underwriters") and the underwriters for the International Offering (the "International Underwriters") are collectively referred to as the "Underwriters." The completion of the U.S. Offering is conditioned on the completion of the International Offering, and vice versa.



(2) Excludes 2,500,000 shares reserved for issuance under the Company's 1997 Stock Incentive Plan (the "Stock Incentive Plan"), of which 736,774 shares were subject to outstanding options at December 31, 1997 at a weighted average exercise price of $10.40 per share. See "Management--Stock Incentive Plan."


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This Prospectus includes forward-looking statements, including statements concerning planned expansion and financial resources, in "Summary" under the captions "The Company," "Business Strengths" and "Growth Strategy," in "Risk Factors" under the captions "Uncertain Ability to Implement Growth Strategy" and "Management of Growth; Expansion of Distribution Facility," in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the captions "Overview" and "Liquidity and Capital Resources" and in "Business" under the captions "Introduction," "Business Strengths," "Growth Strategy," "Industry Overview," "Products," "Business Process" and "Management Information System." These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties related to the Company's operations, some of which are beyond the Company's control. Certain factors that could cause results to differ materially from those projected in the forward-looking statements are described in "Risk Factors," including, but not limited to, competition, new product offerings by competitors and price pressures; seasonality, fluctuations in operating results and economic cyclicality; effects of weather; changes in consumer preferences; the Company's ability to implement its growth strategy, including management of growth and expansion of its distribution facility; dependence on key personnel, independent manufacturers and key suppliers; advance purchases of products; risks related to collectibility of receivables; product liability and warranty exposures; international operations, including risks associated with foreign operations such as currency exchange rate fluctuations; and dependence on proprietary rights. Risks and uncertainties that could have a material adverse effect on the Company are also described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the captions "Quarterly Results of Operations and Seasonality" and "Liquidity and Capital Resources," and in "Business" under the captions "Intellectual Property," "Competition" and "Government Regulation." Any of these risks or uncertainties may cause actual results or future circumstances to differ materially from any future results or circumstances expressed or implied by the forward-looking statements contained in this Prospectus.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                        YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------
                                           1993       1994       1995       1996       1997
                                         ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Net sales..............................  $ 192,055  $ 256,426  $ 303,797  $ 298,988  $ 353,452
Gross profit...........................     79,511    107,486    120,826    122,129    154,506
Selling, general and administrative
  expense(1)...........................     46,351     64,049     84,583     95,431    110,204
Earnings from operations...............     33,160     43,437     36,243     26,698     44,302
Net income.............................     30,748     38,324     28,726     21,010     39,296
Pro forma net income(2)................  $  18,883  $  24,130  $  18,286  $  13,487  $  24,425
Pro forma net income per share(2):
  Basic................................                                              $    1.00
  Diluted..............................                                              $    0.99
Pro forma weighted average shares
  outstanding(3):
  Basic................................                                                 24,392
  Diluted..............................                                                 24,650



                                                                      DECEMBER 31, 1997
                                                                  --------------------------
                                                                   ACTUAL    AS ADJUSTED(4)
                                                                  ---------  ---------------
BALANCE SHEET DATA:
Working capital.................................................  $  69,706    $    60,194
Inventories.....................................................     48,300         48,300
Total assets....................................................    174,477        177,377
Long-term debt..................................................      2,831          2,831
Shareholders' equity............................................    110,535        101,023


--------------

(1) For 1995 includes a $2.5 million payment in settlement of certain litigation; for 1996 includes an $8.5 million charge related to the termination of a compensation arrangement in exchange for the issuance of Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management--Certain Transactions" and
    Note 13 of Notes to Consolidated Financial Statements.

(2) The Company was an S corporation and accordingly was not subject to federal and, generally, state income taxes during the periods indicated. Pro forma net income reflects federal and state income taxes as if the Company had been a C corporation, based upon a pro forma effective tax rate of 40%. See "Dividend Policy and S Corporation Status" and Note 1 of Notes to Consolidated Financial Statements.


(3) Includes the number of shares to be sold in the Offerings to generate proceeds to be used for the payment of dividends in the estimated aggregate amount of $95 million to existing shareholders, which the Company expects to declare prior to the completion of the Offerings. See "Dividend Policy and S Corporation Status," "Certain Transactions" and Note 1 of Notes to Consolidated Financial Statements.



(4) Adjusted to reflect (i) the payment of dividends of $95 million to existing shareholders, which the Company expects to declare prior to completion of the Offerings, (ii) the recording of $2.9 million of deferred income tax benefit as if the Company had been a C corporation since 1988 and (iii) the sale of the 5,600,000 shares offered by the Company in the Offerings at an assumed initial public offering price of $16.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds," "Dividend Policy and S Corporation Status," "Certain Transactions" and Note 1 of Notes to Consolidated Financial Statements.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE COMMON STOCK OFFERED BY THIS PROSPECTUS.

COMPETITION

    The markets for outerwear, sportswear and rugged footwear are highly competitive. Within each of its geographic markets, the Company faces significant competition from global and regional branded apparel and footwear companies, as well as retailers that market apparel and footwear under their own labels. These and other competitors pose significant challenges to the Company's market share in its major U.S. and Canadian markets and make it more difficult to make gains in newer markets in Europe and Asia. The Company also competes with other apparel and footwear companies for the production capacity of independent manufacturers that produce the Company's apparel and for import quota capacity. See "--Dependence on Independent Manufacturers" and "Business--Business Process-- Sourcing and Manufacturing." Many of the Company's competitors are significantly larger and have substantially greater financial, distribution, marketing and other resources and have achieved greater recognition for their brand names for product lines or certain products than the Company. Increased competition by existing and future competitors could result in reductions in display areas in retail locations, reductions in sales or reductions in prices of the Company's products. There is no assurance that the Company will be able to compete successfully against present or future competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company. See "Business--Competition."

SEASONALITY AND FLUCTUATIONS IN OPERATING RESULTS; ECONOMIC CYCLICALITY

    The Company's results of operations have fluctuated and may continue to fluctuate significantly from period to period. The Company's products are marketed on a seasonal basis, with a product mix now weighted substantially toward the fall season. Consequently, the Company's results of operations for the quarter ending September 30 have in the past been much stronger than the results for the other quarters. This seasonality, along with other factors that are beyond the Company's control, including general economic conditions, changes in consumer behavior, weather conditions, availability of import quotas and currency exchange rate fluctuations, could adversely affect the Company and cause its results of operations to fluctuate. Results of operations in any period should not be considered indicative of the results to be expected for any future period. The sale of the Company's products, particularly skiwear, is subject to substantial cyclical fluctuation. Sales tend to decline in periods of recession or uncertainty regarding future economic prospects that affect consumer spending, particularly on discretionary items. This cyclicality and any related fluctuation in consumer demand could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations and Seasonality."

EFFECTS OF WEATHER

    Sales of the Company's outerwear are dependent in part on the weather and may decline in years in which weather conditions do not favor the use of the Company's outerwear. For example, the Company believes unseasonably warm weather in the northern United States in late 1994 caused customers to delay, and in some cases reduce or cancel, orders for the Company's outerwear, including skiwear and snowboarding apparel, which had an adverse effect on the Company's net sales and gross margins in 1994 and 1995. Sustained periods of unseasonably warm weather could have a material adverse effect on the Company.

CONSUMER PREFERENCES

    The Company believes it has benefited from changing consumer preferences and increasing consumer interest in outdoor activities and from lifestyle changes that emphasize apparel designed for these activities, but these trends may not continue. Any change in consumer preferences or consumer interest in outdoor activities could have a material adverse effect on the Company. In addition, although the Company believes its products have not been significantly affected by past fashion trends, changes in fashion trends could have a greater impact as the Company expands its product offerings to include more sportswear. Furthermore, decisions about product designs often are made in advance of consumer acceptance. Although the Company attempts to manage its inventory risk through early commitments by retailers, production orders must generally be placed with manufacturers before all of a season's orders are received by the Company. Failure to anticipate and respond to changes in consumer preferences and demands could lead to, among other things, lower sales, excess inventories and lower margins, which could have a material adverse effect on the Company.

UNCERTAIN ABILITY TO IMPLEMENT GROWTH STRATEGY

    As part of its growth strategy, the Company seeks to develop existing merchandise categories and increase international distribution, including in countries where the Company has little distribution experience and where the Company's brand name is not well-known. There is no assurance that these strategies will be successful. The Company also intends to increase its sales of products to department stores and expand the number of concept shops located within retailers. Increasing sales to department stores, and the actual number of concept shops to be opened and their success, will each depend on various factors, including strength of the Company's brand name, competitive conditions, the ability of the Company to manage the increased sales and concept shop expansion, the availability of desirable locations and the negotiation of terms with the department stores and the retailers in which the concept shops are located. There is no assurance that future terms will be as favorable to the Company as those under which the Company now operates or that these terms will not adversely affect the Company's ability to manage inventory risk. There is no assurance that the Company will be able to increase its sales to department stores or to open and operate new concept shops on a profitable basis. There is no assurance that the Company's growth strategies will be successful or that the Company's sales or net income will increase as a result of the implementation of such strategies. See "Business--Growth Strategy" and "--Business Process."

MANAGEMENT OF GROWTH; EXPANSION OF DISTRIBUTION FACILITY

    Successful implementation of the Company's business strategy will require the Company to manage growth. To manage growth effectively, the Company will need to continue to implement changes in certain aspects of its business, to enhance its information systems and operations to respond to increased demand, to attract and retain qualified personnel and to develop, train and manage an increasing number of management-level and other employees. Growth could place an increasing strain on Company management, financial, product design, marketing, distribution and other resources, and the Company could experience operating difficulties. The Company is replacing its management information system with an enterprise system that integrates electronic data interchange ("EDI") and inventory management capabilities. The system, some aspects of which are already operational, is expected to be fully operational in late 1998. Delays or other difficulties in implementing this system could disrupt the Company's ability to manage its inventory effectively. In addition, the Company plans to increase the size of its Portland, Oregon distribution facility substantially by early 1999 to meet expected future growth. In connection with this expansion, the Company plans to implement a new warehouse management system. There is no assurance that this expansion will be completed on time or will not interfere with existing operations. Any failure to manage growth effectively could have a material adverse effect on the Company's results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL

    The Company's future success will depend in part on the continued service of certain key management and other personnel, including Gertrude Boyle, the Company's Chairman, Timothy P. Boyle, the Company's President and Chief Executive Officer, and Don Richard Santorufo, the Company's Executive Vice President and Chief Operating Officer, and on the Company's ability to attract and retain qualified managerial, design, sales and marketing personnel. Competition for these employees is intense. There is no assurance that the Company can retain its existing key personnel or that it can attract and retain sufficient numbers of qualified employees in the future. The loss of key employees or the inability to hire or retain qualified personnel in the future could have a material adverse effect on the Company. See "Management."

DEPENDENCE ON INDEPENDENT MANUFACTURERS

    The Company's products are produced by approximately 115 independent manufacturers worldwide. For 1997 product sales, approximately 94% (by dollar volume) of the Company's products were produced by independent manufacturers, and approximately 86% (by dollar volume) of the Company's products were produced outside the United States, principally in the Far East. Other than its facility for the production of fleece products and accessories in Chaffee, Missouri, the Company does not operate any production facilities. Six manufacturers engaged by the Company accounted for approximately 38.5% (by dollar volume) of the Company's total production for 1997 product sales. The primary production facilities of these manufacturers are located in Asia. No other manufacturer accounted for more than five percent of the Company's total production for 1997 product sales.

    The inability of a manufacturer to ship orders of the Company's products in a timely manner or to meet the Company's quality standards could cause the Company to miss the delivery requirements of its customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on the Company. Although the Company enters into a number of purchase order commitments each season specifying a time frame for delivery, method of payment, design and quality specifications and other standard industry provisions, the Company does not have long-term contracts with any manufacturer. In addition, the Company competes with other companies for the production capacity of independent manufacturers and import quota capacity. Certain of these competing companies have substantially greater brand recognition and financial and other resources than the Company and thus may have an advantage in the competition for production and import quota capacities. None of the manufacturers used by the Company produces the Company's products exclusively.

    For production of a significant portion of the Company's products, principally in China, Columbia directly purchases the raw material from suppliers, obtains or arranges for any necessary import quotas and ships the materials in a "kit" to the independent manufacturer that has been selected by Columbia to produce the finished garment. This arrangement advances the timing for inventory purchases and advances the point in the sourcing process at which the Company is subject to the risk of loss or damage to the materials before a finished garment is manufactured. In addition, independent manufacturers may find traditional vendor relationships more profitable and may therefore perceive an incentive to give priority to customers using those methods.

    The Company requires its independent manufacturers to operate in compliance with applicable laws and regulations. Although the Company's internal and vendor operating guidelines promote ethical business practices and the Company's sourcing personnel periodically visit and monitor the operations of its independent manufacturers, the Company does not control these vendors or their labor practices. The violation of labor or other laws by an independent manufacturer of the Company, or the divergence of an independent manufacturer's labor practices from those generally accepted as ethical in the United States, could result in adverse publicity for the Company and could have a material adverse effect on the Company.

DEPENDENCE ON KEY SUPPLIERS

    Certain of the specialty fabrics used by the Company and manufactured to its custom specification may be available, in the short-term, from only one or a very limited number of sources. While the Company believes it could identify and qualify additional factories to produce these materials, the unavailability of certain existing manufacturers for supply of these materials, for any reason, could have a material adverse effect on the Company.

ADVANCE PURCHASES OF PRODUCTS

    To minimize purchasing costs, the time necessary to fill customer orders and the risk of non-delivery, the Company places orders for its products with its manufacturers prior to the time the Company has received all of its customers' orders and maintains an inventory of certain products that it anticipates will be in greater demand. There is no assurance, however, that the Company will be able to sell the products it has ordered from manufacturers or that it has in its inventory. Customer orders, moreover, are cancelable by the customer up to 45 days prior to the date of the shipment of the products. Inventory levels in excess of customer demand may result in inventory write-downs and the sale of excess inventory at discounted prices, which could have a material adverse effect on the Company. As of December 31, 1997, the Company had $82.5 million of open purchase orders with its manufacturers and $48.3 million of inventory at cost. See "Business--Business Process."

RISKS RELATED TO COLLECTIBILITY OF RECEIVABLES

    The Company extends credit to its customers based on an assessment of a customer's financial circumstances, generally without requiring collateral. To assist in the scheduling of production and the shipping of seasonal products, the Company offers customers discounts for placing pre-season orders and extended payment terms for taking delivery before the peak shipping season. These extended payment terms increase the Company's exposure to the risk of uncollectible receivables. The Company's single largest customer, J.C. Penney Company, Inc. ("J.C. Penney"), accounted for approximately nine percent of the Company's net sales for 1997. Significant customers of the Company have experienced financial difficulties in the past, and future financial difficulties of customers could have a material adverse effect on the Company.

PRODUCT LIABILITY; WARRANTY EXPOSURE

    The Company's products are used in outdoor activities, sometimes in severe weather conditions. Purchasers of these products depend on products to be well designed and durable. Although the Company has not experienced any significant expense as the result of product recalls or product liability claims, there is no assurance that it will not incur expenses in connection with product recalls or product liability claims that could have a material adverse effect on the Company.

    Substantially all of the Company's products are backed by a lifetime limited warranty for defects in quality and workmanship. The Company maintains a warranty reserve for future warranty claims, but the actual costs of servicing future warranty claims may significantly exceed the reserve, which could have a material adverse effect on the Company. See Note 2 of Notes to Consolidated Financial Statements.

INTERNATIONAL OPERATIONS

    Approximately 86% of the Company's products are sourced outside the United States through arrangements with over 85 manufacturers in 12 countries. In addition, the Company is increasing its international sales efforts. As a result, the Company's business is subject to the risks generally associated with doing business abroad, such as foreign governmental regulations, foreign consumer preferences, political unrest, disruptions or delays in shipments and changes in economic conditions in countries in which the Company manufactures or sells its products. For example, the recent turmoil in Asian markets may adversely affect the Company's ability to receive and deliver its products. These factors, among others, could influence the Company's ability to sell its products in international markets, as well as its ability to manufacture its products or procure certain materials. If any such factors were to render the conduct of business in a particular country undesirable or impractical, there could be a material adverse effect on the Company. The Company continues to monitor the political stability of the Asian countries and the financial condition of the factories with which it conducts business. Many of the Company's imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States, including constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements impose quotas on the amounts and types of merchandise that may be imported into the United States from these countries. These agreements also allow the signatories to adjust the quantity of imports for categories of merchandise that, under the terms of the agreements, are not currently subject to specific limits. The Company's imported products are also subject to United States customs duties, which comprise a material portion of the cost of the merchandise. The United States and the countries in which the Company's products are produced or sold may impose new quotas, duties, tariffs or other restrictions, or may adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on the Company. A significant portion of the Company's products is produced in China. In June 1997 President Clinton extended to June 1998 "most favored nation" ("MFN") non-discriminatory trading status to China. Under U.S. law, MFN status for China is reviewed annually. The United States has extended MFN status to China each year since 1980. China is a material source of production for the Company. A revocation of MFN status would result in a substantial increase in tariff rates on goods imported from China and therefore could adversely affect the Company's operations. In addition, in response to alleged transshipment of apparel by China, the U.S. government may reduce quotas for certain garments imported from China in 1998. A reduction in quotas for Chinese products could have a material adverse effect on the Company. See "Business--Business Process--Sourcing and Manufacturing" and "--Government Regulation."

CURRENCY EXCHANGE RATE FLUCTUATIONS

    The Company generally purchases its products in U.S. dollars. The Company, however, sources a significant amount of its products overseas and the cost of these products may be affected by changes in the value of the relevant currencies. Price increases caused by currency exchange rate fluctuations could make the Company's products less competitive or have an adverse effect on the Company's margins. The Company's international revenue generally is derived from sales in foreign currencies, and this revenue could be materially affected by currency fluctuations, including upon translation of amounts received in foreign currencies into U.S. dollars following sale by the Company. For example, net sales and gross margins with respect to the Company's sales in Korea have been adversely affected by the recent devaluation of the Korean won, although the effect on the Company's overall operations has not been material. Currency exchange rate fluctuations could also disrupt the business of the independent manufacturers that produce the Company's apparel by making their purchases of raw materials more expensive and adversely affecting their ability to obtain financing for raw materials. Beginning in late 1997, the Company implemented a program to hedge against its exposure to currency exchange rate fluctuations. There is no assurance that the hedging program will be successful or that foreign currency fluctuations will not have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

DEPENDENCE ON PROPRIETARY RIGHTS

    The Company uses a number of trademarks, certain of which it has registered with the United States Patent and Trademark Office and in selected foreign countries. The Company believes its registered and common law trademarks have significant value and that some of its trademarks are important to its ability to create and sustain demand for its products. The Company also places significant value on its trade dress, the overall appearance and the image of its products. Although the Company has not been materially inhibited from selling its products in connection with trademark or trade dress disputes, there is no assurance that significant obstacles will not arise as it expands its product line and geographic scope of its marketing. In markets outside the United States, it may be more difficult for the Company to establish its proprietary rights and to challenge successfully use of those rights by other parties. There is no assurance, moreover, that the Company's trademarks or trade dress do not or will not violate the proprietary rights of others, that they would be upheld if challenged or that the Company would, in that event, not be prevented from using its trademarks or trade dress, any of which could have a material adverse effect on the Company. From time to time, the Company discovers products that are counterfeit reproductions of the Company's products or that otherwise infringe upon proprietary rights held by the Company. If the Company is unsuccessful in challenging a party's products on the basis of trademark or trade dress infringement, continued sales of these products by that or any other party could adversely impact the Columbia brand, result in the shift of consumer preference away from the Company and generally have a material adverse effect on the Company. There is no assurance that actions taken by the Company to establish and protect its trademarks and other proprietary rights will be adequate to prevent imitation of its products by others or to prevent others from seeking to block sales of the Company's products as violating of trademarks and proprietary rights. In addition, the Company could incur substantial costs in legal actions relating to the Company's use of intellectual property or the use of the Company's intellectual property rights by others, which even if successful, could have a material adverse effect on the Company. In 1995 the Company paid $2.5 million to another party to settle a dispute over the use of certain marks, including the word "Columbia." See "Business--Intellectual Property."

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offerings, there has been no public market for the Company's Common Stock. There is no assurance that an active trading market will develop or be sustained after completion of the Offerings or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the representatives of the Underwriters. See "Underwriting." The Company believes quarterly fluctuations in its financial results and factors not directly related to the Company's operating performance, such as product or financial results announcements by other apparel companies, could contribute to the volatility of the price of its Common Stock, causing it to fluctuate significantly. These factors, as well as general economic conditions, such as recessions or high interest rates, may adversely affect the market price of the Common Stock.

CONTROL BY PRINCIPAL SHAREHOLDERS; BENEFITS TO EXISTING SHAREHOLDERS


    Upon completion of the Offerings, Gertrude Boyle, Chairman of the Board, Timothy P. Boyle, President, Chief Executive Officer and a director and Ms. Boyle's son, Sarah Bany, Director of Retail Operations and a director and Ms. Boyle's daughter, and Don Santorufo, Executive Vice President and Chief Operating Officer, will beneficially own approximately 76.8% of the outstanding Common Stock. As a result, if acting together they will be able to control all matters requiring approval by the shareholders of the Company, including the election of directors and the amendment of the Company's articles of incorporation, without the cooperation of other shareholders. Furthermore, the Company will use the net proceeds of the Offerings and increased borrowings to pay dividends of approximately $95 million to existing shareholders of the Company. See "Use of Proceeds," "Dividend Policy and S Corporation Status," "Certain Transactions" and "Principal Shareholders."


SHARES ELIGIBLE FOR FUTURE SALE


    Sales of a substantial number of shares of the Common Stock in the public market following the Offerings, or the prospect of such sales, could adversely affect the market price of the Common Stock and the Company's ability to raise capital in the future in the equity markets. Upon completion of the Offerings, there will be 24,392,176 shares of Common Stock outstanding. Of these shares, the 5,600,000 shares to be sold in the Offerings will be eligible for immediate resale without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act. Upon expiration of lock-up agreements with the representatives of the Underwriters, 180 days after the date of this Prospectus (or earlier with the consent of the representatives of the Underwriters), 17,575,903 shares will be eligible for immediate resale subject to the limitations of Rule 144. As of December 31, 1997, options to purchase 736,774 shares of Common Stock had been granted under the Stock Incentive Plan. The Company intends to file as soon as practicable following completion of the Offerings a registration statement on Form S-8 under the Securities Act covering shares of Common Stock reserved for issuance under the Stock Incentive Plan. This registration statement is expected to become effective immediately upon filing, whereupon, subject to the satisfaction of applicable exercisability periods, Rule 144 volume limitations applicable to affiliates and, in certain cases, the agreements with the representatives of the Underwriters referred to above, shares of Common Stock issued upon exercise of outstanding options granted pursuant to the Stock Incentive Plan will be available for immediate resale in the open market.


POTENTIAL ISSUANCE OF PREFERRED STOCK; ANTI-TAKEOVER EFFECT OF OREGON LAW

    The Company is authorized to issue up to 10,000,000 shares of Preferred Stock, and the Board of Directors may fix the preferences, limitations and relative rights of those shares without any vote or action by the shareholders. The potential issuance of Preferred Stock, certain provisions of Oregon law and the concentrated ownership of the Company could make it more difficult for a party to gain control of the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 5,600,000 shares of Common Stock by the Company in the Offerings (assuming an initial public offering price of $16.00 per share and after deducting an assumed underwriting discount and estimated offering expenses) are estimated to be $82.6 million ($95.1 million if the Underwriters' over-allotment options are exercised in full). The Company intends to use the net proceeds to pay dividends to the Company's existing shareholders.


                    DIVIDEND POLICY AND S CORPORATION STATUS

    The Company expects to retain any earnings to finance the expansion and development of its business and, except as described below, has no plans to pay cash dividends after the Offerings for the foreseeable future. The payment of dividends is within the discretion of the Company's Board of Directors and will depend on the earnings, capital requirements and operating and financial condition of the Company, among other factors. Certain of the Company's credit agreements restrict the Company's ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    Since 1988 the Company has been treated for federal income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code and has generally been treated as an S corporation for state income tax purposes under comparable state tax laws. As a result, the Company's earnings through the day preceding the date of termination of the Company's S corporation status (the "Termination Date") have been or will be for federal and, generally, state income tax purposes taxed directly to the Company's shareholders, at their individual federal and state income tax rates, rather than to the Company. The Termination Date will occur on or prior to the date of the closing of the Offerings. Subsequent to the Termination Date, the Company will no longer be treated as an S corporation and, accordingly, will be subject to federal and state income taxes on its earnings. See Notes 1 and 2 of Notes to Consolidated Financial Statements.


    In 1997 and 1996, the Company declared cash dividends to its shareholders in the aggregate amounts of $18,525,000 and $8,543,000, respectively. The Company expects to declare, prior to the completion of the Offerings, additional dividends to its existing shareholders in the estimated aggregate amount of $95 million. See "Use of Proceeds" and "Certain Transactions."

                                    DILUTION


    As of December 31, 1997, the Company had a net tangible book value (giving effect to dividends of $95 million expected to be declared prior to completion of the Offerings and the recording of a deferred tax asset in the amount of $2.9 million as described under "Capitalization") of approximately $17.7 million or $0.94 per share. Net tangible book value per share is equal to total tangible assets (total assets less intangible assets) less total liabilities of the Company, divided by the number of shares of Common Stock then outstanding. Without taking into account any adjustment in net tangible book value attributable to operations after December 31, 1997, after giving effect to the sale by the Company of 5,600,000 shares in the Offerings at an assumed initial public offering price of $16.00, the net tangible book value of the Company as of December 31, 1997 (after deduction of an assumed underwriting discount and estimated offering expenses and the application of the net proceeds as described under "Use of Proceeds") would have been approximately $100.3 million or $4.11 per share. This represents an immediate increase in net tangible book value of $3.17 per share to existing shareholders and an immediate dilution of $11.89 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............................  $              16.00
  Net tangible book value per share as of December 31, 1997.................       0.94
  Increase per share attributable to new investors..........................       3.17
                                                                              ---------
Net tangible book value per share after the Offerings.......................                  4.11
                                                                                         ---------
Dilution per share to new investors.........................................             $   11.89
                                                                                         ---------
                                                                                         ---------



    The following table summarizes as of December 31, 1997 the relative investments of all existing shareholders and new investors, giving effect to the sale by the Company of shares in the Offerings at an assumed initial public offering price of $16.00 per share (without giving effect to underwriting discount and offering expenses payable by the Company):



                                   SHARES PURCHASED         TOTAL CONSIDERATION
                                -----------------------  --------------------------   AVERAGE PRICE
                                  NUMBER      PERCENT       AMOUNT        PERCENT       PER SHARE
                                ----------  -----------  -------------  -----------  ---------------
Existing shareholders.........  18,792,176        77.0%  $  15,535,000        14.8%     $    0.83
New investors.................   5,600,000        23.0      89,600,000        85.2          16.00
                                ----------       -----   -------------       -----
    Total.....................  24,392,176       100.0%  $ 105,135,000       100.0%
                                ----------       -----   -------------       -----
                                ----------       -----   -------------       -----


    The above information assumes no exercise of any outstanding options after December 31, 1997. As of December 31, 1997, there were outstanding options to purchase an aggregate of 736,774 shares of Common Stock at exercise prices ranging from $9.68 to $15.20 per share. Purchasers of shares of Common Stock offered in the Offerings may incur additional dilution to the extent outstanding stock options are exercised. See "Management--Stock Incentive Plan" and Note 10 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION


    The following table sets forth the capitalization and short-term obligations of the Company on an actual basis as of December 31, 1997 and on an as adjusted basis to give effect to (i) the payment of dividends after December 31, 1997 and
(ii) the receipt and application of the estimated net proceeds to the Company from the sale of the 5,600,000 shares of Common Stock offered by the Company in the Offerings at an assumed initial public offering price of $16.00 per share. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.



                                                                      DECEMBER 31, 1997
                                                                  --------------------------
                                                                   ACTUAL    AS ADJUSTED(1)
                                                                  ---------  ---------------
                                                                        (IN THOUSANDS)
Short-term obligations:
  Notes payable(2)..............................................  $  20,427    $    32,839
  Current portion of long-term obligations......................        154            154
                                                                  ---------  ---------------
    Total short-term obligations................................     20,581         32,993
Long-term obligations, net of current portion...................      2,831          2,831
                                                                  ---------  ---------------
Shareholders' equity:
  Preferred Stock, 10,000,000 shares authorized; no shares
    issued and outstanding......................................     --            --
  Common Stock, 50,000,000 shares authorized; 18,792,176 shares issued and outstanding, actual; 24,392,176 shares issued and
    outstanding, as adjusted(3).................................     17,886        100,474
  Retained earnings.............................................    101,805          9,705
  Foreign currency adjustments..................................     (3,806)        (3,806)
  Unearned portion of restricted stock issued for future
    services....................................................     (5,350)        (5,350)
                                                                  ---------  ---------------
    Total shareholders' equity..................................    110,535        101,023
                                                                  ---------  ---------------
    Total capitalization........................................  $ 133,947    $   136,847
                                                                  ---------  ---------------
                                                                  ---------  ---------------


--------------


(1) Adjusted to reflect (i) the payment of dividends in the estimated aggregate amount of $95 million for S corporation distributions to existing shareholders, which the Company expects to declare prior to completion of the Offerings,(ii) borrowings of $12.4 million to pay dividends to shareholders, (iii) the recording of $2.9 million of deferred income tax benefit as if the Company had been a C corporation and (iv) the sale of the 5,600,000 shares offered by the Company in the Offerings, receipt of the estimated net proceeds of $82.6 million therefrom and the application of such proceeds to payment of dividends by the Company. See "Use of Proceeds," "Dividend Policy and S Corporation Status," "Certain Transactions" and Notes 1 and 2 of Notes to Consolidated Financial Statements.



(2) Represents amounts due under certain of the Company's credit lines. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 7 of Notes to Consolidated Financial Statements.



(3) Excludes 2,500,000 shares reserved for issuance under the Stock Incentive Plan, of which 736,774 shares were subject to outstanding options at December 31, 1997 at a weighted average exercise price of $10.40 per share. See "Management--Stock Incentive Plan" and Note 10 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1997 have been derived from the audited financial statements of the Company. The financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                        YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------
                                           1993       1994       1995       1996       1997
                                         ---------  ---------  ---------  ---------  ---------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..............................  $ 192,055  $ 256,426  $ 303,797  $ 298,988  $ 353,452
Cost of sales..........................    112,544    148,940    182,971    176,859    198,946
                                         ---------  ---------  ---------  ---------  ---------
Gross profit...........................     79,511    107,486    120,826    122,129    154,506
Selling, general and administrative
  expense(1)...........................     46,351     64,049     84,583     95,431    110,204
                                         ---------  ---------  ---------  ---------  ---------
Income from operations.................     33,160     43,437     36,243     26,698     44,302
                                         ---------  ---------  ---------  ---------  ---------
Interest expense, net..................      1,688      3,220      5,767      4,220      3,593
                                         ---------  ---------  ---------  ---------  ---------
Provision (benefit) for income taxes...        724      1,893      1,750      1,468      1,413
Net income.............................  $  30,748  $  38,324  $  28,726  $  21,010  $  39,296
                                         ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------
Earnings per share:
  Basic................................  $    1.81  $    2.26  $    1.69  $    1.24  $    2.09
  Diluted..............................  $    1.81  $    2.26  $    1.69  $    1.24  $    2.06
Weighted average shares outstanding:
  Basic................................     16,973     16,973     16,986     16,997     18,792
  Diluted..............................     16,973     16,973     16,986     16,997     19,050

Pro forma net income(2)................  $  18,883  $  24,130  $  18,286  $  13,487  $  24,425
                                         ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------
Pro forma net income per share(2):
  Basic................................                                              $    1.00
  Diluted..............................                                              $    0.99
Pro forma weighted average shares
  outstanding(3):
  Basic................................                                                 24,392
  Diluted..............................                                                 24,650


                                                             DECEMBER 31,
                                         -----------------------------------------------------
                                           1993       1994       1995       1996       1997
                                         ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Working capital........................  $  35,002  $  48,971  $  47,726  $  59,797  $  69,706
Inventories............................     18,937     43,442     48,404     34,638     48,300
Total assets...........................     78,428    133,349    162,301    135,967    174,477
Long-term debt.........................      3,750      1,250     --          2,963      2,831
Shareholders' equity...................     43,394     61,992     70,458     91,936    110,535


--------------

(1) For 1995 includes a $2.5 million payment in settlement of certain litigation; for 1996 includes an $8.5 million charge related to the termination of a compensation arrangement in exchange for the issuance of Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management--Certain Transactions" and
    Note 13 of Notes to Consolidated Financial Statements.

(2) The Company was an S corporation and accordingly was not subject to federal and, generally, state income taxes during the periods indicated. Pro forma net income reflects federal and state income taxes as if the Company had been a C corporation, based upon a pro forma effective tax rate of 40%. See "Dividend Policy and S Corporation Status" and Note 1 of Notes to Consolidated Financial Statements.


(3) For 1997 includes the number of shares to be sold in the Offerings to generate proceeds to be used for the payment of dividends in the estimated aggregate amount of $95 million to existing shareholders, which the Company expects to declare prior to the completion of the Offerings. See "Dividend Policy and S Corporation Status," "Certain Transactions" and Note 1 of Notes to Consolidated Financial Statements.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

    Established in 1938, Columbia has grown from a small, regional hat distributor to a global leader in outdoor apparel. The Company has its roots and developed its initial expertise in the production of high quality, rugged outdoor fishing and hunting apparel for the serious sportsman. The Company broadened its product offerings in the 1980s to include related merchandise categories. In 1985 the Company introduced the Interchange System into its outerwear line and opened the first of its six international sourcing offices, further enhancing the value component of the Company's merchandise. In the 1990s the Company leveraged its brand awareness by expanding its sportswear offerings and introducing a rugged footwear line to complement its successful outerwear line. Based on this success, the Company expanded into the international markets through the establishment of direct sales operations in Canada, Europe and South Korea and a network of independent distributors in South America, Japan, Australia, New Zealand and certain European countries. Today, the Company sells its products in 30 countries and its sales have increased to $353.5 million in 1997 from $18.8 million in 1987.

    From 1992 through 1995, sales increased at a compound annual growth rate of 34%. During this period of rapid sales growth, the Company recognized the need to diversify its product offerings, which were dominated by the fall/winter-oriented outerwear and accessory lines (84.6% in 1993), and to expand its geographic distribution, which was dominated by domestic sales (88.5% in 1993). To accomplish this, the Company established an internal merchandise and design department for its sportswear line and purchased its Canadian distributor in 1992. In 1993 the Company introduced its first footwear offering to the market and expanded its wholesale distribution into Europe. In 1997 the Company opened a flagship store in South Korea, and in the fall of 1998 the Company will assume the wholesale operations in Japan now operated by its Japanese distributor. See "Business--Business Process-- Sales and Distribution--Asia." These actions diversified the Company's product offerings and geographic distribution. For 1997 sales of the Company's sportswear and footwear accounted for 25.8% and 6.9% of net sales, respectively, and sales outside the United States accounted for 18.8% of net sales.

    Sales decreased slightly in 1996, primarily as a result of a poor retail environment in 1995 that caused domestic customers to hold unseasonably high inventories during the fall 1996 order season. This had the effect of depressing fall 1996 orders. In addition, two of the Company's larger customers, which together accounted for $10.2 million of the Company's net sales in 1995, declared bankruptcy after the fall 1995 season. The decrease in the domestic business was offset in part by a $10.3 million, or 65%, increase in foreign sales for 1996. After 1996 the Company's sales growth resumed, with an 18.2% increase for 1997. This increase in sales was the result of an improved retail environment for most of the Company's significant U.S. customers, the continued growth in sportswear and rugged footwear sales and the Company's increasing brand acceptance in its foreign markets.


    The Company's gross margins are affected by its ability to maintain or increase the price of its products and control production costs. Sales prices are influenced by the strength of the Company's brand, competitive conditions and the amount of inventory sold in close-out sales, which depends in part on weather conditions and the retail environment as well as the Company's ability to control inventory levels. Prior to 1995 the Company had experienced several years of improved gross profit margins. This increase was the result of improved efficiencies in the production of the foreign-sourced goods as well as the strength of the brand in the marketplace. In 1995 and 1996 the Company experienced a decline in gross margins from the prior years. For both years the decrease was attributable to close-out sales of excess fall inventory from the prior season. The excesses were the result of lower than anticipated reorders due to a late winter in 1994 and a poor retail environment in 1995. In response to the adverse effect on margins in 1995 and 1996, the Company implemented an inventory management strategy to reduce the exposure to excess inventory positions. This strategy includes obtaining customer orders closer to the production cycle as well as reducing the reorder percentage assumed in the production schedule. For 1996 the Company sold out of fall products with only minimal off-priced sales. Excess inventories also were minimal for 1997 and the Company's gross margins improved significantly. The Company believes this inventory management strategy, its increasing revenue derived from international operations and the greater significance of sportswear and footwear in the product offering have substantially reduced its exposure to weather-related sales fluctuations.

    The Company's gross margins are also influenced by changes in its product mix and relative levels of domestic and international sales. Generally, the Company's outerwear products have generated higher gross margins than its sportswear and rugged footwear products. In addition, the Company's international sales have typically generated higher gross margins than those realized on its domestic sales. Accordingly, the Company believes its increasing emphasis on sportswear and rugged footwear products may tend to reduce gross margins, while its expansion of international sales activity may strengthen gross margins.


    In 1993 the Company experienced sales growth of 50.4%, followed by a 33.5% increase in 1994. This near doubling of sales in a two-year period strained the supporting infrastructure and resulted in relatively low selling, general and administrative expense as a percentage of sales. During this period of rapid sales growth, the Company focused on investing in its infrastructure to enable continued expansion. Major areas of investment consisted of expansion of the domestic distribution facilities, the establishment of sportswear and footwear design and development departments, creation of a product development facility in Hong Kong and establishment of a European sales headquarters. Significant investment in infrastructure contributed to an increase in selling, general and administrative expense as a percentage of sales to 31.2% for 1997 from 24.1% in 1993. The Company anticipates that it will be able to leverage selling, general and administrative expense as a percentage of sales as the international sales operations become more established and the sportswear and footwear segments of the business continue to expand.



    The Company generally purchases its products in U.S. dollars. The Company, however, sources a significant amount of its products overseas and the cost of these products may be affected by changes in the value of the relevant currencies. Price increases caused by currency exchange rate fluctuations could make the Company's products less competitive or have an adverse effect on the Company's margins. The Company's international revenue generally is derived from sales in foreign currencies, and this revenue could be materially affected by currency fluctuations, including upon translation of amounts received in foreign currencies into U.S. dollars following sale by the Company. For example, net sales and gross margins with respect to the Company's sales in Korea have been adversely affected by the recent devaluation of the Korean won, although the effect on the Company's overall operations has not been material. Currency exchange rate fluctuations could also disrupt the business of the independent manufacturers that produce the Company's apparel by making their purchases of raw materials more expensive and adversely affecting their ability to obtain financing for raw materials. Beginning in late 1997, the Company implemented a program to hedge against its exposure to currency exchange rate fluctuations. See "Risk Factors--Currency Exchange Rate Fluctuations."



    The Company has operated as an S corporation since 1988 and, as a result, has not been subject to federal or, generally, state income taxes. Accordingly, the following discussion of the Company's historical results of operations does not include a discussion of income tax expense. In connection with the Offerings, the Company will become a C corporation subject to federal and state income taxation and will record a net deferred tax asset of approximately $2.9 million and a corresponding nonrecurring benefit to income tax expense. See "Dividend Policy and S Corporation Status" and Note 1 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

    The following table sets forth certain financial data for the Company for the periods indicated as a percentage of revenue.

                                                                  YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------------------
                                                    1993        1994        1995        1996        1997
                                                 ----------  ----------  ----------  ----------  ----------
STATEMENT OF OPERATIONS DATA:
Net Sales:
  United States................................       88.5%       88.8%       86.2%       82.1%       81.2%
  Canada.......................................        6.8         6.9         8.6         9.1         8.8
  Other International..........................        4.7         4.3         5.2         8.8        10.0
                                                     -----       -----       -----       -----       -----
    Total......................................      100.0       100.0       100.0       100.0       100.0
Cost of sales..................................       58.6        58.1        60.2        59.2        56.3
Gross profit...................................       41.4        41.9        39.8        40.8        43.7
Selling, general and administrative expense....       24.1        25.0        27.8        31.9        31.2
Income from operations.........................       17.3        16.9        11.9         8.9        12.5

--------------

    YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

    NET SALES. Net sales increased 18.2% to $353.5 million in 1997 from $299.0 million in 1996. Domestic sales increased 16.8% to $287 million in 1997 from $245.6 million in 1996. The domestic sales increase was due to strong growth in volume for outerwear and sportswear categories, including the youth and fleece products. Rugged footwear increased 87.1% or $10.0 million in 1997. The growth in the sportswear and outerwear categories was primarily due to larger existing customers who had experienced strong sell through on the 1996 product, while the increase in rugged footwear was attributable to several new customers in addition to the existing customer base. International sales, excluding Canada, increased 34.9% to $35.4 million in 1997 from $26.3 million in 1996. The increase was due primarily to a $5.3 million or 49.6% increase in European direct sales. The increase is also attributable to volume growth in the international markets where the Company's brand is gaining recognition. Canadian sales grew 14.7% to $31.1 million in 1997 from $27.2 million in 1996.

    GROSS PROFIT. Gross profit as a percentage of net sales was 43.7% in 1997 compared to 40.9% in 1996. The increase in gross margin was due to improved inventory management resulting in fewer mark downs and close-outs as well as efficiencies in the manufacturing process and continued strength of the brand in the market.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general, and administrative expense increased 15.5% to $110.2 million in 1997 from $95.4 million in 1996. As a percentage of sales, selling, general, and administrative expense decreased from 31.9% to 31.2%. Net of the $7.5 million nonrecurring portion of the compensation expense recognized in 1996 for the conversion of participation shares described below under "--Year Ended December 31, 1996 Compared to Year Ended December 31, 1995--Selling, General and Administrative Expense," selling, general and administrative expense actually increased $22.3 million, or 25.3%. This increase was primarily attributable to the Company's investment in personnel and operational infrastructure to support the product line expansion, additional advertising and promotional expenditures to support the brand and international expansion into Europe, South Korea and Japan. Because these markets are in the start-up phase, personnel expenses and advertising and promotional expenditures are disproportionately high as the Company establishes the Columbia brand. The Company believes it can leverage selling, general, and administrative expenses as a percentage of sales as its international operations become more established and its sportswear and footwear sales expand.

    INTEREST EXPENSE. Interest expense decreased 14.9% in 1997 from 1996. The decrease was attributable to lower borrowing requirements for working capital in 1997.

    YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    NET SALES. Net sales decreased 1.6% to $299.0 million in 1996 from $303.8 million in 1995. This decrease was due to a decline in domestic sales, which decreased 6.2% to $245.6 million in 1996 from $261.9 million in 1995. The domestic sales decrease primarily reflects the poor retail environment experienced in the industry in fall 1995 selling season that resulted in decreased preseason orders for 1996. In response to significant excess inventory levels from the fall 1995 season and the high inventory levels held at the retailers, the Company deliberately reduced the production of fall 1996 merchandise to limit the Company's exposure to reorder business. In addition, two of the Company's larger customers, which together accounted for $10.2 million of the Company's sales in 1995, filed for bankruptcy after the fall 1995 season. This decrease was partially offset by the opening of two new outlet stores in late 1995 and the Company's flagship store in late 1996. International sales, excluding Canada, increased 65.4% to $26.3 million in 1996 from $15.9 million in 1995. The increase was due primarily to a $5.2 million, or 96.1%, increase in European direct sales and a $5.1 million increase in sales to international distributors. Canadian sales increased 4.6% to $27.2 million in 1996 from 1995.

    GROSS PROFIT. Gross profit as a percentage of net sales was 40.8% in 1996 compared to 39.8% in 1995. The lower gross margin experienced in 1995 was attributable to excess off-priced inventory sales. Due to a very mild fall 1994 in the United States, the Company experienced a low reorder rate, resulting in excess inventory that was sold off-price in the first quarter of 1995. In fall 1995, many of the Company's retail customers experienced poor sales, resulting in cancellations for fall 1995 merchandise. In anticipation of lower reorders, the Company elected to sell a significant amount of excess inventory in late 1995 at discount prices. The effect of these sales was lower gross margins for the first and fourth quarters of 1995. Gross margins for the first quarter of 1996 were negatively affected by off-priced inventory sales carried over from fall 1995. In 1996 the Company deliberately reduced the reorder factor for fall 1996 production. The reduced inventory exposure, coupled with a healthier retail environment, resulted in minimal markdown sales in the fall 1996 selling season and, consequently, improved gross margins in 1996 over the prior year.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense increased 12.8% to $95.4 million in 1996 from $84.6 million in 1995. As a percentage of net sales, selling, general and administrative expense increased to 31.9% of sales in 1996 from 27.8% in 1995. The increase was primarily due to the Company's investment in personnel and systems infrastructure to support the growth of the Company's product offering and the expansion of the European operation. In addition, the second phase of the distribution center became operational in late 1995. The increase as a percentage of sales was also affected by lower than anticipated preseason order volume in 1996, influenced by the poor 1995 retail selling season. Based on the lower order volume, the Company initiated a corporate cost containment strategy for 1996 which included a reduced advertising budget, a delay in hiring of additional personnel and reduced spending for discretionary projects. Selling, general and administrative expense includes compensation recognized upon conversion of participation shares to Common Stock for Don Richard Santorufo, the Company's Executive Vice President and Chief Operating Officer. Total non-cash compensation recognized by the Company for 1996 related to the conversion was $5.7 million. In addition to the non-cash compensation recognized, the Company awarded Mr. Santorufo a cash bonus of $2.8 million to cover the personal tax liability associated with the transaction. The Company will continue to recognize additional compensation relating to the vesting of these shares through the year 2004.

    INTEREST EXPENSE. Interest expense decreased 26.8% in 1996 from 1995. The decrease was attributable to lower borrowing requirements for working capital needs.

    QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

                                                              FOR THE QUARTER ENDED
                      ------------------------------------------------------------------------------------------------------
                                             1995                                                1996
                      --------------------------------------------------  --------------------------------------------------
                        MAR. 31      JUNE 30     SEPT. 30      DEC. 31      MAR. 31      JUNE 30     SEPT. 30      DEC. 31
                      -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                              (DOLLARS IN THOUSANDS)
STATEMENTS OF
 EARNINGS DATA:
Net sales...........   $  44,762    $  62,933    $ 126,409    $  69,693    $  49,292    $  55,350    $ 121,597    $  72,749
As a % of full
  year..............       14.7%        20.7%        41.6%        23.0%        16.5%        18.5%        40.7%        24.3%
Gross profit........   $  14,851    $  26,551    $  54,604    $  24,820    $  16,035    $  20,192    $  54,386    $  31,516
As a % of full
  year..............       12.3%        22.0%        45.2%        20.5%        13.1%        16.5%        44.5%        25.9%
As a % of net
  sales.............       33.2%        42.2%        43.2%        35.6%        32.5%        36.5%        44.7%        43.3%
Income (loss) from
  operations........   $  (1,070)   $   7,989    $  30,074    $    (750)   $  (2,890)   $   1,572    $  28,338    $    (322)
As a % of net
  sales.............       (2.4)%       12.7%        23.8%         2.5%       (5.9)%         2.9%        23.3%         9.8%


                                             1997
                      --------------------------------------------------
                        MAR. 31      JUNE 30     SEPT. 30      DEC. 31
                      -----------  -----------  -----------  -----------

STATEMENTS OF
 EARNINGS DATA:
Net sales...........   $  54,495    $  49,695    $ 154,165    $  95,097
As a % of full
  year..............       15.4%        14.1%        43.6%        26.9%
Gross profit........   $  20,752    $  21,623    $  71,409    $  40,722
As a % of full
  year..............       13.4%        14.0%        46.2%        26.4%
As a % of net
  sales.............       38.1%        43.5%        46.3%        42.8%
Income (loss) from
  operations........   $  (1,131)   $    (852)   $  38,010    $   8,275
As a % of net
  sales.............       (2.1)%       (1.7)%       24.7%         8.7%


    The Company's business is based on two primary wholesale selling seasons, spring (December to June), which represented 20% of the 1997 business, and fall (June to December), which represented 80% of the 1997 business by wholesale dollar volume. The spring product mix is weighted toward sportswear, footwear and lighter outerwear. These products generally have a lower unit selling price and lower gross margin than the fall products. The fall product mix is weighted toward the higher unit priced, higher margin outerwear. These seasonal differences lead to significant fluctuations in operating results from quarter to quarter. Historically the Company has recognized the majority of its profits in the third quarter and has realized losses in the first quarter. Second and fourth quarter results vary from year to year based on the shipping efficiencies and reorder activity for fall product.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's main sources of liquidity have been cash flows from operations and borrowings on short term credit facilities. Net cash provided by operations for the years ended December 31, 1997, 1996 and 1995 was $18.9 million, $66.8 million and $11.8 million, respectively.

    The Company's primary capital requirements have been for working capital, investing activities associated with expansion of the distribution center, systems development, build-out of the new flagship store and general corporate needs. Net cash used in investing activities for the years ended December 31, 1997, 1996 and 1995 was $14.0 million, $10.9 million and $13.0 million, respectively.

    Financing activities consist primarily of distributions to shareholders for tax payments and net changes in the short term borrowings. Net cash provided by (used in) financing activities for the years ended December 31, 1997, 1996 and 1995 was $(3.6 million), $(53.7 million) and $588,000, respectively.

    Prior to the Offerings, the Company was an S corporation and net income was included in the shareholders' income for federal and certain state income tax filings. To accommodate the payment of taxes, the Company generally made substantial cash distributions to the shareholders in the first, third and fourth quarters of each year. After the Offerings, the Company's cash flows from financing activities will no longer reflect the distribution to shareholders for tax purposes. The Company will be responsible, however, for corporate tax payments, which will be reflected in the cash flow from operating activities.

    The Company has an unsecured revolving line of credit for $50 million with Wells Fargo Bank, N.A., which expires June 30, 1998. Funds borrowed bear interest, at the Company's option, at a rate of (i) the CD Rate (as defined therein) plus up to .75%, (ii) the Base Rate (as defined therein) minus up to 2.1% or (iii) LIBOR plus up to .75%. The amount of interest varies depending on the ratio of the Company's indebtedness to tangible net worth. If an event of default occurs, the Company is prohibited, subject to certain exceptions, from making dividend payments or other distributions. As of December 31, 1997, $14.0 million was outstanding under this line of credit bearing interest at a rate of 6.5%. The Company expects to renew or replace this line of credit upon its expiration.

    The Company is party to a Buying Agency Agreement with Nissho Iwai American Corporation ("Nissho") pursuant to which Nissho provides the Company unsecured credit, the amount of which varies annually at Nissho's discretion, and acts as a buying agent on behalf of the Company. At December 31, 1997, the maximum amount available under the Nissho Agreement was $120.0 million, which includes $70.0 million allowed under the credit line and amounts available for letters of credit. Borrowings bear interest at a rate of 0.5% above the three month LIBOR rate. In addition, the Company pays Nissho a commission of 1.5% of the FOB price of the goods purchased by Nissho in its capacity as buying agent. The Company is prohibited from paying dividends in excess of (i) 50 percent of the Company's income after provision for state and federal income taxes and (ii) 100 percent of the proceeds of a common stock offering completed following the Offerings. The Offerings and the distribution of proceeds from the Offerings will not violate the agreement with Nissho. The agreement expires September 30, 1998. As of December 31, 1997, $11.0 million was outstanding under the Company's line of credit with Nissho.


    The Company maintains a credit agreement with The Hong Kong and Shanghai Banking Corporation Limited for an uncommitted and unsecured line of credit with a combined limit of $60 million. Within this limit, up to $45 million may be used as an import line of credit for issuing documentary letters of credit and up to $25 million may be used as a revolving line of credit for working capital. Funds borrowed under the agreement bear interest, at the Company's option, at either a fixed rate for a specified number of days at the bank's cost of funds plus 0.35%, or a floating rate of the prime rate minus 2%. As of December 31, 1997, no balance was outstanding under the agreement.

    The Company's Canadian and Japanese subsidiaries also maintain separate credit arrangements. If a subsidiary's credit arrangement is unsecured, the Company generally guarantees the subsidiary's obligations under the credit arrangement.

    To assist in the scheduling of production and the smooth shipping of seasonal products, the Company offers customers discounts for placing pre-season orders and extended payment terms for taking delivery before the peak shipping season. Accordingly, the Company may have significant exposure regarding the collection of receivables from its customers. The Company has credit policies and procedures in place to manage the credit risk. The Company believes the additional costs associated with the payment term extension program are more than offset by the reduced exposure to inventory excesses and the increased distribution efficiencies. The payment term extension program results in peak short term borrowing on the credit facilities in October before the first due date under the payment term extension program. See "Risk Factors--Risks Related to Collectibility of Receivables."

    The Company estimates that capital expenditures for 1998 will be approximately $40 million. This amount will be primarily for the final implementation of the new management information system and the expansion and reconfiguration (including a new warehouse management system) of the existing distribution center. The new enterprise management information system, which is expected to be fully operational by late 1998, will address the Year 2000 issue on all core Company business systems. The Company has other ancillary systems that will be modified to address the Year 2000 issue. The Company, however, cannot be certain that these planned system modifications will be completed in a timely fashion. In addition, the Company has not thoroughly analyzed the impact of other parties' computer system failures, but the Company believes costs incurred in responding to other parties' Year 2000 computer system failures, together with the cost of modifications to the Company's computer systems, will not have a material impact on the Company's results of operations or financial condition. The total expenditure for the distribution center project, scheduled for completion in April 1999, is estimated to be $33 million, including $30 million expected to be expended in 1998 and the remaining $3 million to be expended in 1999.

    The Company's current primary sources of liquidity are cash flow from operations and borrowings under short term credit facilities. The Company believes cash flow from operations, funds available under its credit facilities and funds available under the borrowing arrangement it expects to enter into to fund the expected construction and reconfiguration of its distribution center will be sufficient to satisfy the Company's liquidity requirements for the next 12 months. In connection with the anticipated distribution center project, the Company intends to enter into a long term borrowing arrangement in mid-1998 to provide funds to complete the project. The Company believes that its liquidity requirements for the next 12 months and beyond will be adequately covered by the anticipated long term borrowing facility and its short term arrangements.

                                    BUSINESS

INTRODUCTION

    Columbia is a global leader in the design, manufacture, marketing and distribution of active outdoor apparel. As one of the largest outerwear manufacturers in the world and the leading seller of skiwear in the United States, the Company has developed an international reputation across an expanding product line for quality, performance, functionality and value. The Company believes its award-winning advertising campaigns effectively position the Columbia brand as active, outdoor, authentic and distinctly American.


    Established in 1938, the family-owned Company has grown from a small, regional hat distributor to a global leader in the active outdoor apparel industry. The Company has its roots and developed its initial expertise in the production of high quality, rugged outdoor fishing and hunting gear for the serious sportsman. Known for durability and dependability at a reasonable price, the Company leveraged its brand awareness in the 1990s by expanding into related merchandise categories and developing its "head-to-toe" outfitting concept. The Columbia brand appeals to a large, increasingly international consumer base. Today, the Company distributes its products to over 10,000 retailers in 30 countries. The Company's sales and operating income have increased to $353.5 million and $44.3 million in 1997 from $18.8 million and $1.6 million in 1987, representing compound annual growth rates of 30.6% and 35.1%, respectively. The Company believes it will continue to grow by enhancing the productivity of existing retailers, expanding distribution in international markets and further developing merchandise categories.


    The Company groups its broad range of competitively priced merchandise into four categories-- outerwear, sportswear, rugged footwear and related accessories. The durability, functionality and affordability of Columbia's products make them ideal for use in a wide range of outdoor activities, including skiing, snowboarding, hunting, fishing, hiking and golf, as well as for casual wear. Throughout the product development cycle, merchandising and design teams collaborate with retailers, the Columbia sales force and consumers to ensure that the final product assortment of coordinated "head-to-toe" merchandise meets or exceeds customer expectations. Across all of its product lines, Columbia brings a commitment to innovative, functional product design and a reputation for durable, high quality materials and construction. Columbia believes it offers consumers one of the best price-value equations in the outdoor apparel industry.

BUSINESS STRENGTHS

    ESTABLISHED AND DIFFERENTIATED OUTDOOR LIFESTYLE BRAND. The Company believes the Columbia brand represents a differentiated, active, outdoor, authentic and distinctly American image built on quality, functionality, performance and value. The Company's award-winning international marketing campaigns, which feature Chairman Gertrude Boyle in the role of "Mother Boyle," an overbearing taskmaster who enforces tough Columbia quality standards, emphasize this distinctive brand image.

    BROAD AND GROWING APPEAL. Columbia's merchandise appeals to a broad range of consumers of varying ages and income levels, from serious outdoorsmen to weekend sports enthusiasts. The Company's price-value equation is attractive to a large segment of the $10.4 billion U.S. retail outdoor apparel market. Columbia is effectively positioned to compete against lower priced or unbranded products based on brand image and product features, and against higher priced, largely technical or fashion brands based on superior value and generally lower price points. The Company has benefited in the past and expects to continue to benefit from the trend toward casual dressing and from the growth in demand for active lifestyle apparel.


    PREMIUM QUALITY AT A REASONABLE PRICE. Columbia maintains a strong focus on providing a superior mix of quality and value, which are defining elements of the brand. The Company believes it is able to offer merchandise similar in quality to its competitors at attractive price points by using its long-standing supplier relationships to source high quality products from around the world while controlling costs, relying on Company-supervised production of merchandise by independent manufacturers, involving itself in the supply chain at an earlier stage than is typical in the industry and avoiding the overdesign of its products.


    PROVEN AND EXPERIENCED MANAGEMENT TEAM. Senior management of Columbia has substantial experience in the apparel industry and a demonstrated track record of sales and earnings growth. Chairman Gertrude Boyle has been involved in the business since 1970; President and Chief Executive Officer Timothy P. Boyle joined Columbia in 1971; and Executive Vice President and Chief Operating Officer Don Richard Santorufo joined the Company in 1979. Under their leadership over the past decade, the Company's sales and operating income have increased at compound annual growth rates of 30.6% and 35.1%, respectively. Immediately following the Offerings, senior management will own over 76.8% of the Company.


    FUNCTIONAL AND PERFORMANCE-ORIENTED DESIGN. All Columbia merchandise is designed and developed in-house by experienced merchandising and design teams. Working closely with internal sales and production teams as well as with retailers and consumers, the Company's merchandising and design teams can reduce the risks of fashion swings by developing superior products that are tailored specifically to meet consumer requirements. Because its products are designed for functionality and durability, the Company does not attempt to lead consumer preferences or differentiate its products based primarily on fashion. In fact, many new products are based on existing designs, such as the Bugaboo Parka, a consistent best seller for more than a decade.


    EFFECTIVE "HEAD-TO-TOE" MERCHANDISING. Columbia's "head-to-toe" merchandising strategy presents retailers and consumers with a wide selection of apparel and rugged footwear that shares common color palettes and outdoor themes. Retailers and consumers both benefit from the ability to use Columbia as a single source for an attractive array of merchandise. The Company's flagship store, recently opened in Portland, Oregon, and the Company's successful store-within-a-store concept ("concept shops") provide showcases for Columbia's coordinated merchandise offerings.


    SOURCING AS A COMPETITIVE ADVANTAGE. Columbia's merchandise is produced worldwide by independent manufacturers selected, monitored and coordinated by local Columbia employees to assure conformity to strict quality and cost standards. The Company believes the use of independent manufacturers, in conjunction with the use of Columbia sourcing personnel rather than agents, increases its production flexibility and capacity and allows it to maintain control over critical aspects of the sourcing process, while at the same time substantially reducing capital expenditures and avoiding the costs of managing a large production work force.

    SUPERIOR INVENTORY MANAGEMENT. From the time of purchasing through production, distribution and delivery, the Company manages its inventory to reduce risk. The sequencing of the product design, sourcing, production and selling cycle mitigates inventory risk, in part by offering special discounts to customers that purchase merchandise early. Because the Company's products are not based primarily on fashion, and because Columbia undertakes extensive analysis to ensure that its products are what consumers require, the Company believes its inventory risk is not as great as that of some of its competitors. A new state-of-the-art inventory management information system, expected to be fully operational in late 1998, is expected to further enhance the Company's ability to manage its inventory.

GROWTH STRATEGY

    ENHANCE CHANNEL PRODUCTIVITY OF EXISTING CUSTOMERS. The Company plans to improve the productivity of its existing customers by expanding its concept shops and installing brand enhancement systems. Concept shops, which promote a consistent brand image, are located within the stores of the Company's customers and are dedicated exclusively to selling Columbia merchandise. As of December 31, 1997, the Company had 164 concept shops worldwide and plans to double this number by the end of 1998. The Company believes its concept shops increase sales by displaying a complete selection of merchandise and promoting cross-merchandising opportunities on a year-round basis. Smaller-scale brand enhancement systems which include signage and fixtures that prominently display consolidated groupings of Columbia merchandise, offer benefits similar to concept shops. By the end of 1998, the Company also expects to have installed 1,000 in-store brand enhancement systems.


    LEVERAGE THE COLUMBIA BRAND NAME IN INTERNATIONAL MARKETS. The Company intends to capitalize on its size, strong U.S. brand position and worldwide brand recognition by targeting certain high opportunity markets for development or expansion. The Company has identified Europe and Asia as regions where outdoor activities are consistently popular and where the Company can exploit its active, outdoor, authentic and distinctly American brand image and reputation for value. The Company is seeking to enhance its distribution in a number of countries, including the United Kingdom, Italy, France, Spain, The Netherlands, Sweden and Germany. The Company will assume control of the distribution of its products in Japan in late 1998 and recently opened sales counters dedicated to Columbia merchandise in 15 retail stores in South Korea. Although the Company has made significant progress in international expansion over the last several years, substantial opportunity for growth exists. Net sales outside North America have increased from $9.0 million in 1993 to $35.4 million in 1997, but still represented only 10.0% of the Company's total net sales in 1997.


    DEVELOP EXISTING MERCHANDISE CATEGORIES. The Company intends to realize growth by further developing existing product categories, such as sportswear and rugged footwear, where there remains ample room for growth in market share. The Company's success in designing and marketing products has allowed Columbia to significantly broaden its assortment in existing categories. From 1993 through 1997, outerwear and sportswear sales increased 43.7% and 221.5%, respectively, in part as a result of new product introductions. Since it was introduced in 1993, net sales of the Company's rugged footwear have increased from $1.2 million to $24.3 million in 1997. The Company believes opportunities exist for continued rapid growth in sales of rugged footwear as distribution is expanded to sporting goods and specialty outdoor stores that carry the Company's outerwear and sportswear categories.

    SELECTIVELY BROADEN RETAIL DISTRIBUTION. The Company believes that over the longer term significant opportunities exist to increase sales of its products to department stores and footwear specialty shops. Although sales to department stores accounted for less than 19% of the Company's U.S. net sales in 1997, the Company believes this percentage will rise because department store retailers often prefer to purchase products from vendors that can offer complete head-to-toe product lines.

INDUSTRY OVERVIEW

    Between 1991 and 1996 the U.S. retail market for outdoor apparel grew 18.0% to $10.4 billion from $8.8 billion. The increased sales of outdoor apparel has resulted, in large part, from the growth in the popularity of outdoor activities. For example, according to the National Sporting Goods Association, between 1994 and 1996 the number of people who participated in snowboarding increased 76%, climbing 39%, in-line skating 31%, mountain biking 27% and backpacking 17%. The growth in the popularity of outdoor activities has also spurred an increase in sales of active outdoor apparel to consumers who do not participate in these activities. The global trend toward casual dressing both in and out of the workplace has also contributed to the increase in sales of active outdoor apparel.

    Sales of sportswear and rugged footwear have also increased in recent years. From 1995 to 1996 sales of sportswear and rugged footwear in the United States increased 6.6% and 4.3%, respectively. The Company believes the growth in the sportswear market is fueled by a number of factors, including increasing popularity of casual dressing worldwide, global interest in sports and active lifestyles, consumer interest in brands, as well as innovative product design, increased marketing and promotion expenditures and larger and more attractive retail formats. The Company expects the growth in the rugged footwear market to continue as the number of products designed to suit a greater variety of outdoor activities and conditions proliferates.

PRODUCTS

    The Company offers a broad range of durable and functional outdoor apparel that represents exceptional value to the consumer. The Company's products are grouped into four broad categories-- outerwear, sportswear, rugged footwear and related accessories--and are sold as casual wear as well as for use in a wide range of outdoor activities, including skiing, snowboarding, hunting, fishing, hiking and golf.

    The Company believes its Columbia brand represents a differentiated active, outdoor, authentic, value-oriented and distinctly American image and designs its products to reinforce this image. In both the design and production phases, the Company focuses its efforts on the development of popular, higher volume products at moderate price points. The Company's merchandise is durable and functional, incorporating useful technical details such as pockets that double as vents, double storm flaps over zippers and "gutters" that facilitate water run-off. The Company's attention to technical details derives from Columbia's long experience producing specialized hunting and fishing apparel and contributes to the authenticity and functionality of Columbia's entire selection of merchandise. In the manufacture of its apparel, the Company uses special technical materials that possess functionality similar to branded materials, but are produced at a lower cost, thereby enhancing the price-value equation.

    The charts below set forth net sales information by product category.

                         NET SALES BY PRODUCT CATEGORY

                                   1993

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Accessories                      4.9%    ($9.3 million)
Sportswear                      14.8%   ($28.4 million)
Rugged Footwear                  0.6%    ($1.2 million)
Outerwear                       79.7%  ($153.2 million)
Total sales: $192.1
million

                                      1997

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Accessories                      5.0%   ($17.6 million)
Sportswear                      25.8%   ($91.3 million)
Rugged Footwear                  6.9%   ($24.3 million)
Outerwear                       62.3%  ($220.2 million)
Total sales: $353.4
million

    OUTERWEAR

    Outerwear is the Company's most established product category. Although sales of outerwear drive the Company's business, outerwear sales as a percentage of the Company's net sales are likely to continue to decrease as Columbia develops the markets for its growing sportswear and rugged footwear categories. The Company intends to use its leading U.S. market position and extensive experience in outerwear as a foundation upon which to grow its international business. The Company's growth strategy primarily involves expanding the category in international markets, improving the productivity of its existing customers and increasing outerwear sales to more department store retailers over the longer term.

    The Company's outerwear is designed to protect the wearer from inclement weather in everyday use and in a variety of outdoor activities, including skiing, snowboarding, hiking, hunting and fishing. Many of the Company's jackets incorporate Columbia's revolutionary Interchange System, which was introduced in 1983 and features a 3- or 4-jackets-in-1 design. Jackets incorporating the Interchange System typically combine a durable, nylon outershell with a removable, zip-out liner. The outershell and the liner may be worn separately or together. This layered ensemble provides the wearer with a jacket for all seasons and weather conditions at a reasonable price.

    SKIWEAR. The Company's skiwear line is the best selling brand of skiwear in the United States. The Company's skiwear products include parkas, vests, ski pants, ski suits, pullovers and sweaters. Many of the Company's ski parkas feature the Interchange System. The Bugaboo Parka, which was an early Columbia skiwear product incorporating the Interchange System, has been the Company's best selling ski parka for over a decade. Columbia's attention to detail and commitment to technical and useful features contribute to products with a distinctive and differentiated look and feel.

    SNOWBOARD APPAREL. Columbia's Convert brand is the second best selling brand of snowboard apparel in the United States. The Convert line includes parkas, vests, snowboard pants, pullovers and shirts. Columbia was one of the first major outdoor apparel companies to identify and react to the rapid emergence of snowboarding as a popular sport. Demonstrating its ability to move quickly to capture a significant share of a growth niche, Columbia achieved rapid consumer acceptance as net sales of its snowboard apparel increased to $14.4 million in 1997 from its introduction in 1994.

    HUNTING AND FISHING APPAREL. Hunting and fishing products constitute one of the Company's oldest product lines and include apparel for the serious sportsman engaged in a variety of outdoor activities, including waterfowl hunting, upland hunting, big game hunting and fishing. Products include parkas, shells, vests, liners, bib pants and rain suits. All of these products incorporate a variety of specific-purpose, tailored features that enhance Columbia's reputation as a producer of outerwear. Examples of Columbia's attention to detail include shell loops and Ethefoam fly patches, terrain and seasonal camouflage patterns, recoil cushioned shoulders and Silent Rain cloth for noise-proof movement.

    YOUTH OUTERWEAR. The Company's youth line of products includes ski parkas, vests, snow pants, snow suits and pullovers. The youth product line benefits from the Company's expertise in its adult lines and enables a Columbia customer to outfit the entire family in dependable outerwear at a reasonable price.

    SPORTSWEAR

    The Company believes the global market for sportswear is significantly larger than the global market for outerwear, and the continued development of this market represents a substantial opportunity for the Company. Beginning in the latter part of 1993, the Company targeted sportswear as a growth opportunity. Building on a foundation of authentic fishing and hunting shirts, the Company rapidly expanded its sportswear product offering, resulting in sportswear sales increasing as a percentage of the Company's net sales from 14.8% for 1993 to 25.8% for 1997. The Company believes sportswear sales as a percentage of the Company's net sales are likely to continue to increase.

    The majority of the Company's sportswear sales are to sporting goods and specialty outdoor stores. Department stores, which represent a substantially larger portion of sportswear distribution, accounted for 18% of the Company's U.S. net sales for 1997. The Company's growth strategy for sportswear sales consists of increasing productivity of existing customers, improving merchandising at the store level (including opening additional concept shops and installing brand enhancement systems), expanding distribution to department stores and enhancing the product offerings to take advantage of apparel trends.

    The Company's sportswear products consist of durable, functional, value-priced, authentic, active outdoor apparel that appeals both to the serious outdoorsman and the more casual wearer who wants to project an outdoor image. Sportswear products are designed to be sold alongside the Company's outerwear and rugged footwear products as part of a unified "head-to-toe" outfitting concept. In particular, fleece and pile products are merchandised to provide a bridge to the outerwear products.

    OUTDOOR SPORTSWEAR. The Company's outdoor sportswear is designed to meet the recreation needs of walkers, hikers, campers, mountain bikers, fishermen, hunters and the general outdoor enthusiast. Authentic design and affordable prices also make the Company's sportswear products attractive to active outdoor apparel consumers who purchase these products for casual wear. The outdoor sportswear product line consists primarily of jeans, chinos, hiking shorts, water sport trunks, knit shirts, woven shirts, sweats, sweaters and fleece and pile products.

    GOLF APPAREL. Introduced in 1997, the Company's golf line includes shorts, pants, polo shirts, fleece products, windshirts and rainwear designed specifically for the needs of golfers. The Company's golf line is differentiated from competitors by its focus on golf as an outdoor activity that requires specific fabrics and features to enhance performance.

    GRT. The Company's GRT line of active outdoor performance apparel consists of pants, shirts, shorts, vests, polo shirts, tee shirts, tank shirts and lightweight jackets designed specifically for training, trekking and adventure travel. Many of the items in the line incorporate the Company's Omni-Dry system of moisture management.

    RUGGED FOOTWEAR

    The Company's newest product category, rugged footwear, was introduced in 1993. The success of the introduction demonstrates Columbia's ability to expand its head-to-toe merchandising assortment and to leverage its reputation as a provider of durable, comfortable outdoor apparel, enabling consumers to broaden their purchases of Columbia branded apparel. Rugged footwear as a percentage of the Company's net sales has increased from 0.6% in 1993 to 6.9% in 1997. The Company believes the market for rugged footwear remains a substantial growth opportunity. The Company expects sales of its rugged footwear will be driven primarily by the design and development of new footwear and by expanding the distribution of rugged footwear within existing U.S. and international distribution channels, such as sporting goods stores, outdoor specialty and footwear retailers and department stores.

    The Company's rugged footwear category consists primarily of active all-weather and performance outdoor products. Many of the Company's footwear styles feature innovative technical designs that incorporate waterproof/breathable constructions, thermal insulation, advanced cushioning systems and high abrasion, slip-resistant outsoles. Several styles are offered within each of the following classifications: All-Weather, Active Outdoor, Performance Outdoor and Classic Columbia Comfort.

    ACCESSORIES

    The Company also produces and sells hats, caps, scarves, gloves, mittens and headbands to complement its outerwear and sportswear lines.

ADVERTISING, MARKETING AND PROMOTION

    The Company's creative and award-winning print and broadcast advertising campaigns have built brand awareness and have helped to highlight the strengths of Columbia's products among consumers. The humorous advertisements, which have received 18 awards in the past seven years, feature Chairman Gertrude Boyle as an overbearing taskmaster--'one tough mother'--who demands high quality standards for Columbia products. The advertisements, which often include witty dialogue between "Mother Boyle" and her son Tim, Columbia's President, remind consumers of the Company's long history of providing authentic outdoor apparel with exceptional value and help to create a distinctly American brand. The Company's advertising appears in a wide variety of print and broadcast media, ranging from GQ, ROLLING STONE, SKI (Germany), BE-PAL (Japan) and DESNIVAL (Spain) to THE DAVID LETTERMAN SHOW, ESPN and MTV. The Company has also sponsored several high profile sporting events, including three America's Cups, the Eco Challenge, the Albuquerque International Balloon Fiesta and the Paris-Dakkar Rally.

BUSINESS PROCESS

    From the time of purchasing through production, distribution and delivery, the Company manages its inventory to reduce risk. Because the Company's products are not based primarily on fashion and because Columbia undertakes extensive analysis to ensure that its products are what consumers desire, the Company believes its inventory risk is not as great as that of some of its competitors. A new state-of-the-art inventory management information system, expected to be fully operational in late 1998, should further enhance the Company's ability to manage its inventory.

    The Company encourages early purchases by its customers to promote inventory management. To achieve this goal, the Company offers a select assortment of its products to its entire roster of customers approximately one to two months before most competing lines are introduced. Discounts are available for customers who place early orders. In addition, the Company provides its customers with staggered delivery times through the spring and fall seasons, which also permits the Company and its customers to manage inventory effectively and thereby diminish the likelihood of closeout sales.

    The following charts depict the purchasing, order and delivery cycles for the Company's spring 1997 and fall 1997 merchandise. (For example, as of May 1997 the Company had placed orders for its fall 1997 season with its independent manufacturers for 98% of its product needs, had already received orders from its customers for 98% of the planned production and had shipped 9% of its products.) There is no assurance that future purchasing, order and delivery cycles will be similar to those illustrated below.

                                  SPRING 1997

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

 PERCENTAGE COMPLETED

                            Columbia Purchasing     Customer Orders   Delivery and Invoicing
Mar 1996                                     1%
April                                        2%
May                                          4%
Jun                                          7%                  1%
July                                        27%                 26%
Aug                                         55%                 56%
Sept                                        83%                 78%
Oct                                         95%                 96%
Nov                                         96%                100%                       1%
Dec                                         97%                100%                       5%
Jan 1997                                    99%                101%                      23%
Feb                                        100%                102%                      48%
Mar                                                            103%                      75%
Apr                                                            104%                      89%
May                                                            100%                      96%
Jun                                                            100%                      97%
Jul                                                                                      98%
Aug                                                                                      99%
Sept                                                                                     99%

                                   FALL 1997

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

 PERCENTAGE COMPLETED

                            Columbia Purchasing     Customer Orders   Delivery and Invoicing
Aug                                          1%
Sep 1996                                     3%
Oct                                          8%
Nov                                         20%                  0%
Dec                                         35%                  5%
Jan 1997                                    57%                 64%
Feb                                         76%                 79%
Mar                                         89%                 87%
Apr                                         96%                 96%                       3%
May                                         98%                 98%                       9%
Jun                                        100%                 99%                      16%
Jul                                        100%                 99%                      31%
Aug                                                             99%                      49%
Sep                                                            100%                      70%
Oct                                                            100%                      83%
Nov                                                                                      96%
Dec                                                                                      99%

    The Company attempts to mitigate its inventory risk in part by matching purchases of inventory to the receipt of customer orders, as illustrated by the charts above. By avoiding significant inventory build-ups in anticipation of orders not yet received, the Company believes it is able to reduce the risk of overcommitting to inventory purchases. Because customer orders can be canceled up to 45 days prior to shipment, however, this strategy does not eliminate inventory risk in the event of significant cancellations of customer orders.

    PRODUCT DESIGN

    All Columbia merchandise is designed and developed in-house by experienced merchandising and design teams. Working closely with internal sales and production teams as well as with retailers and consumers, the Company's merchandising and design teams can mitigate the risks of fashion swings by developing superior products that are tailored specifically to meet consumer requirements. Because its products are designed for functionality and durability, the Company does not attempt to lead consumer preferences or differentiate its products based primarily on fashion. In fact, many new products are based on existing designs such as the Bugaboo Parka, a consistent best seller for more than a decade. By pursuing this strategy, the Company believes it can attract a wider, value-oriented consumer audience than its more technical or fashion-oriented competitors.

    The Company uses several special materials, such as Omni-Tech and Bergundtal Cloth, in the design of its products, some of which were developed in collaboration with textile mills. Omni-Tech fabrics have micro-porous polyurethane coatings that provide a waterproof finish and breathability. Bergundtal Cloth, constructed with taslanized filament nylon in the horizontal direction and filament nylon in the vertical direction, has a water-repellent finish on its face and is coated with polyurethane on its back to provide added water resistance and wind protection. The Company's special materials substantially enhance the value of the Company's products without adding significant cost.

    All designs are created by approximately 70 members of Columbia's product development team. Prototypes of the designed products are created in the Company's Hong Kong facility. Prototypes are reviewed by groups of retailers, sales personnel and consumers for commercial acceptance. The design process requires approximately six to seven months from conceptualization until the product line is finalized. After the product line is finalized, costing and scheduling of manufacture of the product line at factories commences. This process requires approximately one and one-half months to complete. Pricing of the product line is then completed over the following two months, after which the Company's sales force receives samples. At approximately the same time, placement of orders for the product line commences, and the Company will purchase finished garments for the following four or five months. When the finished garments arrive for shipment to retailers, approximately 18 months will have passed since the initial conceptualization of the product line.

    SOURCING AND MANUFACTURING

    Columbia's apparel is produced worldwide by independent manufacturers selected, monitored and coordinated by regional Columbia employees to assure conformity to strict quality standards. The Company believes the use of these independent manufacturers, whether producing products from materials provided by the Company or obtained directly by the manufacturer, increases the Company's production capacity and flexibility and reduces its costs.

    Unlike many apparel companies, Columbia uses few independent agents in its sourcing activities. Rather, the Company maintains 10 sourcing and quality control offices in the Far East, in Hong Kong, Thailand, Taiwan, India, Sri Lanka, South Korea, China (three) and Malaysia, in each case staffed by Columbia employees and managed by personnel native to the region. At December 31, 1997, the Company employed a total of approximately 240 persons in these offices, including approximately 101 persons in its Hong Kong office. Personnel in these offices include those engaged in direct sourcing activities, such as specification and sample distribution, production capability certification, order placement, contract management and price and quantity negotiations, as well as communications with the

U.S.-based design teams, sample preparation, quality control, quota and other import restriction monitoring, warehouse and shipment coordination and pattern making. Final pricing for all orders, however, is approved by personnel from the Company's U.S. headquarters. The Company believes the use of dedicated Columbia personnel rather than independent agents reduces its sourcing costs. Columbia personnel who are focused narrowly on the Company's interests are more responsive to the Company's needs than independent agents would be, and are more likely to build long-term relationships with key vendors. The relationships enhance the Company's access to raw materials and factory capacity at more favorable prices.

    The Company's merchandise is produced by approximately 115 independent manufacturers worldwide. For 1997 product sales, approximately 94% (by dollar volume) of the Company's products were produced by independent manufacturers, and approximately 86% (by dollar volume) of the Company's products were produced outside the United States, principally in the Far East. Other than its facility for the production of fleece products and headware in Chaffee, Missouri, the Company does not operate any production facilities. The Company attempts to monitor its selection of independent factories to ensure that no one manufacturer or country is responsible for a disproportionate amount of the Company's merchandise. Six manufacturers engaged by the Company accounted for approximately 38.5% (by dollar volume) of the Company's total production for 1997 product sales. The primary production facilities of these manufacturers are located in Asia. No other manufacturer accounted for more than five percent of the Company's total production for 1997 product sales.

    The Company believes the use of independent manufacturers, in conjunction with the use of Columbia sourcing personnel rather than agents, increases its production flexibility and capacity and allows it to maintain control over critical aspects of the sourcing process, while at the same time substantially reducing capital expenditures and avoiding the costs of managing a large production work force. There are no formal arrangements between the Company and any of its contractors or suppliers; however, the Company believes its relationships with its contractors and suppliers are excellent and that its long-term, reliable and cooperative relationships with many of its vendors provide it an advantage over many of its competitors.

    The Company's quality control program is designed to ensure its products meet the Company's high quality standards. The Company monitors the quality of its fabrics and inspects prototypes of each product before production runs are commenced. The Company also performs random in-line quality control checks during and after production before the garments leave the factory. Columbia quality control personnel visit most of their independent manufacturers' facilities at least weekly. Final inspections occur when the garments are received in the Company's distribution centers. The Company employs a total of approximately 75 full-time quality control personnel in its 10 Far East sourcing and quality control offices, as well as additional inspectors at its warehouses in Portland, Oregon and at its one U.S. manufacturing facility. In addition, a staff of approximately 22 persons in the Company's headquarters facility oversees and coordinates global quality control standards and efforts. The Company believes its quality control program is an important and effective means of maintaining the quality and reputation of its products.

    Production of apparel by independent manufacturers is accomplished through one of two principal arrangements. In the first, the supplier purchases the raw materials needed to produce the garment from sources approved by Columbia personnel, at prices and on terms negotiated by that independent supplier. Most of the Company's merchandise is manufactured under this arrangement. In the second, sometimes referred to as "cut, make, pack, and quota" and used principally for production in China, Columbia directly purchases the raw material, principally fabric, from suppliers, obtains or arranges for any necessary U.S. import quotas, and ships the materials in a "kit," together with patterns, samples, and most other necessary items, to the independent manufacturer that has been selected by Columbia to produce the finished garment. Prior to shipment, materials for the kits are stored and consolidated at the Company's Hong Kong warehouse. While this second arrangement advances the timing for inventory purchases and exposes the Company to certain additional risks before a garment is manufactured, the Company believes this arrangement further increases its manufacturing flexibility and frequently provides it with a cost advantage over other production methods. See "Risk Factors--Dependence Upon Independent Manufacturers."

    While the Company has traditionally received a significant portion of its customers' orders prior to placement of its initial manufacturing orders, production orders must generally be placed with manufacturers before all of a season's orders are received by the Company from customers. Columbia, therefore, takes into account market trends and the early orders received from customers in placing its orders with suppliers. Many of these customer orders may change with respect to colors, sizes, allotments or assortments before delivery. The Company uses these orders and its experience to estimate production requirements to secure necessary fabrics and manufacturing capacity.

    The Company's independent manufacturers sell finished products to the Company on an FOB basis and are at risk for the quality and timely delivery of the products. To date, substantially all of the Company's international production requirements have been financed with letters of credit rather than purchased under open credit terms. The suppliers are able to obtain payment under the letter of credit upon delivery of the merchandise to the freight consolidator chosen by the Company, together with a certificate from a Columbia quality control inspector, purchase order identification and, if necessary for the goods in question, a quota "visa." The Company believes payment to its suppliers under this arrangement, while increasing the Company's need for inventory financing, enhances its attractiveness to suppliers and improves its ability to negotiate more favorable terms in other areas. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    The Company transacts business on an order-by-order basis and does not maintain any long-term or exclusive commitments or arrangements to purchase from any vendor. The Company competes with other companies for the production capacity of independent manufacturers and import quota capacity. The Company believes it has good relationships with its vendors and there will be adequate sources to produce a sufficient supply of goods in a timely manner and on satisfactory economic terms in the future. Manufacturers' delivery dates are generally specified to ensure that products will be available in the Company's warehouses in a timely manner assuming shipment by ocean freight. Manufacturers are generally given a grace period after their scheduled delivery date to make goods available for shipment; they are often obligated to pay any increased costs resulting from the need to ship products by air as a result of delivery after this period. The Company has from time to time experienced difficulty in satisfying its raw material and finished goods requirements, and any such future difficulties could adversely affect the Company. See "Risk Factors--Dependence on Independent Manufacturers" and "--Dependence on Key Suppliers."

    SALES AND DISTRIBUTION

    The Company's products are sold to approximately 10,000 specialty and department store retailers in the United States, Canada, Asia, Europe, South America, Australia and New Zealand. The Company believes continued growth will result from its focus on enhancing the productivity of existing retailers, expanding distribution in international markets and developing merchandise categories.

    The Company plans to improve the productivity of its existing customers by expanding its concept shops worldwide and installing brand enhancement systems. Concept shops create an environment that is consistent with the Company's image and enables the retailer to display and stock a greater volume of the Company's products per square foot of retail space. Each concept shop requires an investment by the Company in display fixtures and other materials of about $15,000 and, typically, an increased inventory commitment by the retailer. These concept shops also encourage longer term commitment by the retailer to the Company's products and enhance consumer brand awareness. As of December 31, 1997, the Company had 164 concept shops worldwide and plans to double this number by the end of 1998. Smaller-scale brand enhancement systems, which include signage and fixtures that prominently display consolidated groupings of Columbia merchandise, offer benefits similar to concept shops. By the end of 1998, the Company expects to have installed 1,000 in-store brand enhancement systems.

    The Company intends to continue to capitalize on its strong U.S. brand position and its worldwide brand recognition by targeting certain high opportunity markets for development or expansion. Having already achieved a significant share of the North American outerwear market, Columbia's strategy for its existing and new North American customer base is to develop further sales of its sportswear and rugged footwear. In new markets in Europe and Asia, Columbia's strategy is to replicate its success in its core North American market by establishing relationships with retailers through its highly visible outerwear line. As Columbia's brand image and reputation strengthens through acceptance of its outerwear, it introduces its sportswear and rugged footwear lines into these new markets.

    The Company believes that over the longer term significant opportunities exist to increase sales of its products to department stores and footwear specialty shops. The Company expects to expand its sales to these retailers, in part by attracting new customers and in part by expanding sales in existing retailers. In 1997 approximately 82% of the Company's U.S. net sales were to specialty stores and 18% were to department store retailers.

                              NET SALES BY REGION

                                      1993

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

International        4.7%
Canada               6.8%
United States       88.5%

                                      1997

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Canada               8.8%
International       10.0%
United States       81.2%

    NORTH AMERICA

    The Company sells its products to approximately 3,900 U.S. retailers and 1,100 Canadian retailers. Of these, J.C. Penney is the Company's largest customer, representing just over nine percent of the Company's net sales in 1997. Not all of the Company's product lines are sold to each of its North American retailers.

    The Company uses 25 independent sales agencies, which employ a total of approximately 80 sales representatives, to distribute its products in North America. Columbia operates nine outlet stores in North America: one each in Portland, Lake Oswego and Lincoln City, Oregon; Gilroy, California; Birch Run, Michigan; Medford, Minnesota; Kenosha, Wisconsin; Lancaster, Pennsylvania and Windsor, Ontario. The Company's outlet stores sell excess inventory in a manner that does not adversely affect its retailers. Columbia also operates a free-standing flagship store in Portland, Oregon. This retail store is designed to create a distinctive "Columbia" environment and reinforces the active and outdoor image of the Columbia brand. In addition, the retail store provides the Company with the ability to test new marketing and merchandising techniques. The Company has also established 83 concept shops in retail stores in North America and plans to more than double this number in 1998.

    The Company distributes most of its products to U.S. retailers from its 300,000 square foot Rivergate Distribution Center, which is located in Portland, Oregon. At this distribution facility, the Company's products are inspected, sorted, packed and shipped. The Company is planning to enlarge its Rivergate Distribution Center by at least 240,000 square feet within the next two years. The Company also distributes a small portion of its products in the United States from a smaller facility adjacent to its Chaffee, Missouri manufacturing facility. The Company distributes its products in Canada from a 66,000 square foot warehouse in Strathroy, Ontario.

    EUROPEAN COMMON MARKET


    The Company sells its products to approximately 3,800 European retailers. The Company maintains a European sales and marketing office in Strasbourg, France and, with the exception of the United Kingdom, Switzerland and Greece, distributes its products in Europe from an independent logistics company based in The Netherlands. In the United Kingdom, Switzerland and Greece, the Company sells through independent distributors. The Company has approximately 22 concept shops in European retailers. Although the Company's marketing and sales efforts to date have been most successful in France, Spain, The Netherlands and Sweden, Columbia believes substantial opportunities exist in other countries such as Germany. Net direct sales of the Company's products in Europe have increased at a compound annual growth rate of 83% from 1994 to 1997.


    ASIA

    The Company has distributed its products in Japan since the mid-1970s and sells its merchandise to approximately 1,000 Japanese retailers. In the fall of 1998, the Company will begin distributing its products directly in Japan, which the Company believes will create the opportunity for significant acceleration of sales in Japan. Based on its experience in Japan, the Company also believes the South Korean market represents another significant growth opportunity in Asia. In 1997 the Company began selling its products in South Korea through 15 retail locations. Sales and marketing efforts in Asia are directed from Tokyo and Seoul. The Company's products will be warehoused and shipped in Japan by an independent company based in Tokyo, and in South Korea from a warehouse near Seoul.

    OTHER COUNTRIES

    The Company sells its products to independent exclusive distributors, representing approximately 350 retailers, in Argentina, Australia, Chile, Czech Republic, Ecuador, Greece, Hungary, Ireland, Japan, New Zealand, Poland, Russia, Sweden (hunting and fishing products only), Switzerland and the United Kingdom. The Company expects to begin selling its products in 1998 to distributors representing retailers in Mexico, Norway and Turkey.

    The Company plans to improve the productivity of its existing international distributors and, except for the anticipated expansion in 1998, does not intend to expand sales to additional countries. Over the longer term, the Company believes international sales to some of its existing countries could be made directly.

INTELLECTUAL PROPERTY

    The Company owns trademarks for many of its products, including "Columbia," "Columbia Sportswear Company," "Convert," "Bugaboo," "Bugabootoo," "Silent Rain" and "Interchange." The Company's trademarks, many of which are registered or subject to pending applications in the United States and other nations, are for use on a variety of items of apparel. The Company believes that its reputation, built through years of providing high quality apparel at a good value for consumers and through its distinctive advertising, are linked in the minds of consumers with the Company's trademarks. The Company believes its trademarks are of great value and are instrumental to its ability to create and sustain demand for its products. The Company also places significant value on the overall appearance and image of its products. The Company's trade dress (the overall appearance and image of its products), as much as its trademarks, distinguishes Columbia's products in the marketplace. As the Company expands its markets it attempts to establish and protect its proprietary rights. From time to time the Company discovers products in the marketplace that are counterfeit reproductions, and the Company attempts to prevent or terminate such infringing activity. In the past the Company has successfully resolved conflicts over proprietary rights through legal action and negotiated settlements. Although the Company has not been materially inhibited from selling its products in connection with trademark or trade dress disputes, there is no assurance that significant obstacles will not arise as it expands its product line and geographic scope. See "Risk Factors--Dependence on Proprietary Rights."

MANAGEMENT INFORMATION SYSTEM

    The Company is committed to maintaining technically advanced systems that will help it achieve its overall growth strategy. The Company is replacing its current management information system with an enterprise system that integrates EDI and inventory management capabilities. This system, some aspects of which are already operational, is expected to be fully operational by late 1998. The new system updates current and historical net sales, inventory and merchandise planning on a daily basis. It also provides a stronger and more timely link between the Company and its customers, enhancing the Company's ability to monitor its performance against historical and budgetary benchmarks, to manage inventory and labor costs as well as to make more informed purchasing decisions. The Company believes this system will also help to improve customer service and operating efficiency. The system is expected to serve the Company for at least the next five years.

BACKLOG

    The Company generally receives the bulk of the orders for each of the fall and spring seasons a minimum of three months prior to the date the products are shipped to customers. The orders are cancelable by the customer up to 45 days prior to the date of shipment. At December 31, 1997, the Company's backlog was $200.3 million, compared to $158.5 million at December 31, 1996. To manage inventory risk, the Company estimates its production requirements conservatively and engages in certain other inventory management techniques. See "--Business Process." For a variety of reasons, including the timing of shipments, product mix of customer orders and the amount of in-season orders, backlog may not be a reliable measure of future sales for any succeeding period.

COMPETITION

    The active outerwear, sportswear and rugged footwear segments of the apparel industry are highly competitive. The Company encounters substantial competition in the active outerwear and sportswear business from, among others, The North Face, Inc., Marmot Mountain Ltd., Woolrich Woolen Mills, Inc., The Timberland Company ("Timberland"), Patagonia Corporation ("Patagonia") and Helly-Hansen A/S. In addition, the Company competes with major sport companies, such as Nike, Inc. ("Nike"), Adidas AG and Reebok International Ltd., and with fashion-oriented competitors, such as Polo Ralph Lauren Corporation, Nautica Enterprises, Inc. and Tommy Hilfiger Corporation. The Company's rugged footwear line competes with, among others, Timberland, Kaufman Footwear (a division of William H. Kaufman, Inc.), Nike ACG, Salomon S.A. and The Rockport Company. Many of these companies have global operations and compete with the Company in Europe and Asia. In Europe the Company also faces competition from such brands as Berghaus, Jack Wolfskin and Craft of Sweden, and in Asia the Company faces competition from such brands as Mont-Bell and Patagonia. In addition to name brand competitors, the Company also faces competition from its own retailer customers that manufacture and market clothing and footwear under their own labels. Some of the Company's competitors are substantially larger and have substantially greater financial, distribution, marketing and other resources than the Company. The Company believes the primary competitive factors in the market for activewear are functionality, durability, style, price and brand name, and that its product offerings are well positioned within the market. See "Risk Factors--Competition."

GOVERNMENT REGULATION

    Many of the Company's imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods which may be imported into the United States and other countries, including constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements, which have been negotiated bilaterally either under the framework established by the Arrangement Regarding International Trade in Textiles, known as the Multifiber Agreement, or other applicable statutes, impose quotas on the amounts and types of merchandise that may be imported into the United States from these countries. These agreements also allow the signatories to adjust the quantity of imports for categories of merchandise that, under the terms of the agreements, are not now subject to specific limits. The Company's imported products are also subject to United States customs duties, which are a material portion of the cost of the merchandise. The United States and the countries in which the Company's products are produced or sold may impose new quotas, duties, tariffs or other restrictions, or may adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on the Company. See "Risk Factors-- International Operations."

EMPLOYEES

    At December 31, 1997 the Company had 1,234 full-time employees. Of these employees, 863 were based in the United States, 62 in Canada, 23 in Europe and 286 in Asia. None of the Company's employees is represented by a labor union. The Company believes it maintains good employee relations.

PROPERTIES

    The principal executive and administrative offices of the Company are located at 6600 North Baltimore, Portland, Oregon. The general location, use and approximate size of the Company's principal owned and leased properties are set forth below:


                                                                               APPROXIMATE
LOCATION              OWNED/LEASED                     USE                     SQUARE FEET
--------------------  ------------   ----------------------------------------  -----------
Portland, Oregon          owned      distribution facility                       300,000
Portland, Oregon         leased      headquarters offices                        172,000
Chaffee, Missouri        leased      manufacturing and distribution facility      75,000

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

    The following table sets forth the executive officers, directors and certain key employees of the Company.

NAME                            AGE                       POSITION
------------------------------  ---   -------------------------------------------------
Gertrude Boyle                  73    Chairman of the Board

Timothy P. Boyle                48    President, Chief Executive Officer, Treasurer,
                                        Secretary and Director

Don Richard Santorufo           51    Executive Vice President and Chief Operating
                                        Officer

Patrick D. Anderson             40    Chief Financial Officer

Carl K. Davis                   49    Vice President and General Counsel

Terry J. Brown                  55    Executive Planner and International Distributor
                                        Planner

Robert G. Masin                 49    National Sales Manager

Grant D. Prentice               43    General Manager--Outerwear Merchandising

Michael R. Egeck                39    General Manager--Sportswear Merchandising

Rodney R. Gumringer             36    General Manager--Footwear Merchandising

Douglas R. Hamilton             45    Director of Operations--Canada and Europe;
                                        President and Chief Operating Officer--
                                        Columbia Sportswear Canada Limited

Sarah Bany                      39    Director of Retail Stores, Director and Assistant
                                        Secretary

Murrey R. Albers(1)(2)          56    Director

Edward S. George(1)(2)          60    Director

John Stanton(1)(2)              42    Director

--------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

    GERTRUDE BOYLE has served as Chairman of the Board of Directors since 1983. The Company was founded by her parents in 1938 and managed by her husband, Neal Boyle, from 1964 until his death in 1970. Ms. Boyle also served as the Company's President from 1970 to 1988.

    TIMOTHY P. BOYLE joined the Company in 1971 as General Manager and has served as President and Chief Executive Officer since 1988. He has been a member of the Board of Directors since 1978. Mr. Boyle is also a member of the board of directors of Triad Machinery, a heavy equipment retailer. Mr. Boyle is Gertrude Boyle's son.


    DON RICHARD SANTORUFO joined the Company in 1979 as Purchasing and Production Manager, and in 1984 he was promoted to Vice President, Manufacturing and oversaw the development of the Company's Asian manufacturing operations. He has served as Executive Vice President and Chief Operating Officer of the Company since January 1995. From 1975 to 1977 Mr. Santorufo was Production and Purchasing Manager for Alpine Designs, a skiwear manufacturer, and from 1977 to 1979 he was Production Manager for Jen-Cel-Lite Corporation, a sleeping bag and insulation manufacturer.

    PATRICK D. ANDERSON joined the Company in June 1992 as Manager of Financial Reporting, became Corporate Controller in August 1993 and was appointed Chief Financial Officer of the Company in December 1996. From 1985 to 1992, Mr. Anderson was an accountant with Deloitte & Touche LLP.

    CARL K. DAVIS joined the Company in October 1997 as Vice President and General Counsel. He was employed by Nike from 1981 to October 1997 where he served in a variety of capacities, most recently as Director of International Trade.

    TERRY J. BROWN joined the Company in January 1983 as Planner and served as Executive Planner and International Distributor Manager since November 1995. Prior to joining the Company, Mr. Brown was Vice President and Chief Financial Officer of Agoil, Inc., an oil and gas exploration and development company, from 1978 to 1981, and Planner for Jantzen Incorporated, an apparel company, from 1968 to 1978.

    ROBERT G. MASIN joined the Company in May 1989 as National Sales Manager. From 1976 to 1989 he worked for W.L. Gore and Associates, a polymer technology and manufacturing and service company. From 1982 to 1989 he was National Sales Manager of Gore's Fabric Division.

    GRANT D. PRENTICE joined the Company in May 1984 as General Manager of Outerwear Merchandising. From 1977 to 1984, Mr. Prentice worked as a sales representative for Gerry Outdoor Products, a skiwear company based in Colorado.


    MICHAEL R. EGECK has been General Manager--Sportswear Merchandising for the Company since August 1992. From 1983 to 1992, Mr. Egeck was with Seattle Pacific Industries, a sportswear apparel company, where his most recent position was Director of Merchandising, Design and Sales Operations.


    RODNEY R. GUMRINGER joined the Company in December 1993 as General Manager--Footwear. From 1988 to 1993, Mr. Gumringer was Product Development Manager for the casual shoe division of Nike.

    DOUGLAS R. HAMILTON became President and Chief Operating Officer of the Company's Canadian subsidiary in August 1992. In August 1995 he also became Director of Operations--Canada and Europe. From 1987 to 1992, Mr. Hamilton was a principal shareholder and President of Canada-Trans Limited, a clothing distributor and silk screening company, which was acquired by the Company in 1992.

    SARAH BANY joined the Company in 1979 and has held various positions since that time, most recently (since December 1988) as Director of Retail Stores. She became a director in December 1988. Ms. Bany is Gertrude Boyle's daughter.

    MURREY R. ALBERS became a director of the Company in July 1993. Mr. Albers is President and Chief Executive Officer of United States Bakery, a bakery with operations in Oregon, Washington, Idaho, Montana and California. Mr. Albers, who has been in his current position since June 1985, joined United States Bakery as general manager of Franz Bakery in 1975.

    EDWARD S. GEORGE became a director of the Company in April 1989. For 30 years, until his retirement, Mr. George worked in the banking industry and, since January 1991, has served as a financial consultant to Bell Enterprises.

    JOHN STANTON became a director of the Company in July 1997. Since 1994, Mr. Stanton has served as Chairman and Chief Executive Officer of Western Wireless Corporation, a publicly held company that operates cellular communications systems in 23 western states. Mr. Stanton was Chairman and Chief Executive Officer of General Cellular Corporation, a predecessor and now subsidiary of Western Wireless Corporation, in 1992. He previously co-founded McCaw Cellular Communications, where he served as Chief Operating Officer from 1985 to 1988 and as Vice Chairman from 1988 to 1991. Mr. Stanton also serves as a director of other corporations, including Advanced Digital Information Corporation and SmarTone.

    Directors are elected at the annual shareholders meeting and hold office until the next annual shareholders meeting and until their successors are elected and qualified. Non-employee directors receive an annual retainer of $15,000, $1,000 for each meeting of the Company's Board of Directors or a committee of the Board of Directors attended and reimbursement of travel expenses. Non-employee directors also receive an annual merchandise allowance of $2,000 to acquire the Company's products, and annual stock option grants to acquire 3,500 shares of Common Stock. Officers are appointed by the Board of Directors and serve at its discretion.

    The Company maintains an Audit Committee and a Compensation Committee. The Audit Committee oversees actions taken by the Company's independent auditors. The Compensation Committee reviews the compensation levels of the Company's executive officers and makes recommendations to the Board of Directors regarding compensation. The Compensation Committee also administers the Stock Incentive Plan. See "--Stock Incentive Plan."

    In May 1993, Mr. Santorufo pled guilty to one count of falsely understating to the U.S. Customs Service the prices of certain merchandise imported by the Company. Mr. Santorufo paid the imposed fine and completed probation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    In the last fiscal year there was no compensation committee of the Company's Board of Directors. Compensation decisions with respect to executive officers of the Company were made by Gertrude Boyle, Chairman of the Board, and Timothy P. Boyle, President and Chief Executive Officer.

EXECUTIVE COMPENSATION

    COMPENSATION SUMMARY. The following table sets forth compensation information for the Chief Executive Officer and the four most highly compensated executive officers of the Company other than the Chief Executive Officer whose total annual compensation exceeded $100,000 in 1997 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG TERM
                                                                                COMPENSATION
                                                                             -------------------
                                             ANNUAL COMPENSATION                   AWARDS
                                   ---------------------------------------   -------------------
                                                              OTHER ANNUAL       SECURITIES
                                     SALARY         BONUS     COMPENSATION   UNDERLYING OPTIONS
                                   ----------     ---------   ------------   -------------------
Gertrude Boyle ..................   $153,920       $460,000      $4,750(1)        --
  Chairman of the Board

Timothy P. Boyle ................    323,733       805,000       4,750(1)         --
  President and Chief Executive
  Officer

Don Richard Santorufo ...........    286,946       690,000       4,750(1)         --
  Executive Vice President and
  Chief Operating Officer

Grant D. Prentice ...............    227,199        90,919       4,750(1)           59,000
  General Manager-- Outerwear
  Merchandising

Robert G. Masin .................    213,370        85,385       4,750(1)           29,500
  National Sales Manager

--------------

(1) Represents amounts paid as a matching contribution to the Company's 401(k) Plan. Excludes a profit sharing contribution, which will be determined in early 1998.

    OPTIONS GRANTED IN LAST FISCAL YEAR. The following table summarizes option grants to Named Executive Officers during the year ended December 31, 1997.

                             OPTION GRANTS IN 1997

                                                                                              POTENTIAL REALIZABLE
                                                  INDIVIDUAL GRANTS                          VALUE AT ASSUMED ANNUAL
                             ------------------------------------------------------------
                               NUMBER OF      % OF TOTAL                                      RATES OF STOCK PRICE
                              SECURITIES       OPTIONS                                       APPRECIATION FOR OPTION
                              UNDERLYING      GRANTED TO    EXERCISE OR                               TERM
                                OPTIONS      EMPLOYEES IN   BASE PRICE                      -------------------------
NAME                          GRANTED (#)    FISCAL YEAR      ($/SH)      EXPIRATION DATE     5% ($)        10% ($)
---------------------------  -------------   ------------   -----------   ---------------   -----------   -----------
Gertrude Boyle.............      --             --             --              --               --            --

Timothy P. Boyle...........      --             --             --              --               --            --

Don Richard Santorufo......      --             --             --              --               --            --

Grant D. Prentice..........      35,400           4.8%        $ 9.68           3/12/07      $   215,459   $   546,016
                                 23,600           3.2          15.20          11/14/07          225,645       571,830

Robert G. Masin............      29,500           4.0           9.68           3/12/07          179,549       455,013

    AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES. No Named Executive Officer exercised stock options during the year ended December 31, 1997. The following table summarizes information with respect to option exercises and option values for the year ended December 31, 1997 for Named Executive Officers.

                      AGGREGATED OPTION EXERCISES IN 1997
                           AND YEAR-END OPTION VALUES


                                                                NUMBER OF SECURITIES UNDERLYING      VALUE OF UNEXERCISED
                                                                UNEXERCISED OPTIONS AT YEAR-END         IN-THE-MONEY(1)
                                                                              (#)                   OPTIONS AT YEAR-END ($)
                           SHARES ACQUIRED    VALUE REALIZED    -------------------------------  -----------------------------
NAME                       ON EXERCISE (#)          ($)           EXERCISABLE    UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
------------------------  -----------------  -----------------  ---------------  --------------  -------------  --------------
Gertrude Boyle..........         --                 --                --               --             --              --
Timothy P. Boyle........         --                 --                --               --             --              --
Don Richard Santorufo...         --                 --                --               --             --              --
Grant D. Prentice.......         --                 --                     0           59,000      $       0     $    242,608
Robert G. Masin.........         --                 --                     0           29,500              0          186,440


--------------


(1) Options are "in-the-money" at the year-end if the fair market value of the underlying securities on such date exceeds the exercise price of the options. The amounts set forth represent the difference between an assumed price to the public in the Offerings of $16.00 per share and the exercise price of the options, multiplied by the applicable number of option shares.



    The Company has not executed employment contracts with any Named Executive Officer. Pursuant to a Deferred Compensation Conversion Agreement between the Company and Mr. Santorufo, the Company issued Common Stock to Mr. Santorufo which vests over time. If Mr. Santorufo's service to the Company is terminated, all of Mr. Santorufo's unvested shares will vest automatically if not repurchased by the Company. See "Certain Transactions."


LIMITATION OF LIABILITY AND INDEMNIFICATION

    The Company's Second Amended and Restated Articles of Incorporation (the "Articles") eliminate, to the fullest extent permitted by Oregon law, liability of a director to the Company or its shareholders for monetary damages for conduct as a director. Although liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

    The Company's Articles require the Company to indemnify its directors to the fullest extent not prohibited by law. The Company has also entered into indemnification agreements with each of the Company's directors. The Company believes that the limitation of liability provisions in its Articles and indemnification agreements may enhance the Company's ability to attract and retain qualified individuals to serve as directors.

STOCK INCENTIVE PLAN


    1997 STOCK INCENTIVE PLAN. On March 12, 1997, the Board of Directors adopted, and the shareholders of the Company approved, the Stock Incentive Plan. The Stock Incentive Plan provides for the award of incentive stock options to employees and the award of nonqualified stock options, stock appreciation rights, bonus rights and other incentive grants to directors, employees, independent contractors, advisors and consultants. The Company has reserved 2,500,000 shares of Common Stock for issuance under the Stock Incentive Plan. At December 31, 1997, options to purchase 736,774 shares at a weighted average exercise price of $10.40 per share were outstanding under the Stock Incentive Plan.


    The Stock Incentive Plan is administered by the Board of Directors, which has the authority, subject to the terms of the Stock Incentive Plan, to determine the persons to whom options or rights may be granted, the exercise price and number of shares subject to each option or right, the character of the grant, the time or times at which all or a portion of each option or right may be exercised and certain other provisions of each option or right. The Board of Directors may delegate administration of the Stock Incentive Plan to a committee.

    The exercise price of incentive stock options must not be less than the fair market value of the Common Stock at the date of the grant or, in the case of incentive stock options issued to holders of more than 10% of the outstanding Common Stock, 110% of the fair market value. The maximum term of incentive stock options is 10 years, or five years in the case of 10% shareholders. The aggregate fair market value, on the date of the grant, of the Common Stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. Options are exercisable over a period of time in accordance with the terms of option agreements entered into at the time of grant. Generally, options become exercisable over a five-year period. Annual stock option awards to non-employee directors will generally become exercisable over a three-year period. Options granted under the Stock Incentive Plan are generally nontransferable by the optionee and, unless otherwise determined by the Board of Directors, must be exercised by the optionee during the period of the optionee's employment or service with the Company or within a specified period following termination thereof.

                              CERTAIN TRANSACTIONS


    In December 1997 the Company acquired all of the outstanding capital stock of GTS, Inc. ("GTS") from Gertrude Boyle, Timothy P. Boyle and Sarah Bany. GTS held a 21 percent interest in each of the Company's Canadian, French and German subsidiaries and a less than one percent interest in the Company's Korean subsidiary. GTS was formed because the Company, as an S corporation, was prohibited from owning 80 percent or more of the stock of another corporation. As a result of the transaction, all of the Company's subsidiaries are now wholly owned. The Company issued 45,657, 129,240 and 41,736 shares of Common Stock to Ms. Boyle, Mr. Boyle and Ms. Bany, respectively, in connection with this transaction.


    The Company leases its corporate headquarters in Portland, Oregon from Ms. Boyle and leases a warehouse from Ms. Boyle and Mr. Boyle. Pursuant to written leases, the Company pays $76,800 annually to Ms. Boyle for use of the headquarters building and $56,100 annually to Ms. Boyle and Mr. Boyle for use of the warehouse. In each of 1995, 1996 and 1997, the lease payments totaled $132,900.


    In December 1996 the Company entered into a Deferred Compensation Conversion Agreement with Don Richard Santorufo, Executive Vice President and Chief Operating Officer of the Company, providing for the conversion of deferred compensation units granted under a prior agreement into an aggregate of 1,800,435 shares of the Company's Common Stock. Of those shares, 1,075,321 shares vested immediately, 333,725 shares vest ratably over three years commencing December 31, 1997, and 391,389 shares vest ratably over five years commencing December 31, 2000. The agreement provides the Company with a right to repurchase unvested shares if Mr. Santorufo's employment is terminated. Shares not repurchased after termination vest automatically. In connection with the transaction, the Company loaned Mr. Santorufo approximately $5.7 million for payment of related income taxes, of which Mr. Santorufo is obligated to repay $3,818,316 on December 31, 2001 and $1,906,466 on April 15, 2002. These amounts bear interest at the rates of 6.31% and 6.49%, respectively. In addition, the Company agreed to make a loan for up to 50 percent of any additional tax liability that may be imposed on Mr. Santorufo with respect to the compensation received under the agreement as well as to pay a cash bonus to cover 50 percent of any such tax liability. The amount of this cash bonus will be increased to offset taxes owed by Mr. Santorufo as a result of such bonus. The agreement also provided for a cash bonus of $2,750,000 in consideration of past services and future bonuses in amounts equal to the accrued interest due and owing on Mr. Santorufo's loan from the Company, increased to offset taxes owed by Mr. Santorufo as the result of such bonuses. The bonuses are subject to Mr. Santorufo's agreement to assign certain proceeds and distributions on his shares to the Company as security for repayment of the loans. Mr. Santorufo pledged and granted a security interest in his shares to the Company to secure the performance of his obligations under the agreement.


    In connection with the Offerings and the termination of the Company's S corporation tax status, the Company entered into a tax indemnification agreement with each of its shareholders, including Gertrude Boyle, Timothy P. Boyle, Sarah Bany, Don Richard Santorufo and certain trusts. The agreements provide that the Company will indemnify and hold harmless each of these shareholders for federal, state, local or foreign income tax liabilities, and costs relating thereto, resulting from any adjustment to the Company's income that is the result of an increase or change in character of the Company's income during the period it was treated as an S corporation. The agreements also provide that if there is a determination that the Company was not an S corporation prior to the Offerings, the shareholders will pay to the Company certain refunds actually received by them as a result of that determination.


    In February 1996 the Company acquired its Rivergate facility from Mr. Boyle and Mr. Santorufo for $4,500,000 (including the assumption of an outstanding loan). Mr. Boyle and Mr. Santorufo had acquired the property from the Company in June 1994 for $4,225,000 (including the assumption of the associated loan) and subsequently leased it back to the Company.


    Since January 1994 the Company's Canadian subsidiary has leased office and warehouse space from B.A.R.K. Holdings, Inc., a company owned by Douglas R. Hamilton, President and Chief Operating

Officer of the Company's Canadian subsidiary and Director of Operations--Canada and Europe, and his wife. The Company pays basic rent (as defined in the lease) in the amount of C$83,400 per year under the lease, which terminates in December 2003.


    Mr. Hamilton, individually and as trustee for his wife, was a shareholder in the Canadian company acquired by Columbia in 1992. In the acquisition the Hamiltons received common stock in the new Columbia Canadian subsidiary, which was repurchased by the subsidiary in April 1996 for an aggregate of C$724,516. In March 1998 the Company acquired the assets of a retail store in Bend, Oregon that specializes in the Company's products and is owned by Gertrude Boyle's daughter and son-in-law (the sister and brother-in-law of Timothy P. Boyle and Sarah Bany). The acquisition price, approximately $1,426,500, was based on the Company's determination of the fair market value of the tangible assets and goodwill associated with the business.



    In connection with the Offerings, the shareholders of the Company entered into an agreement regarding a plan of recapitalization, which provides for an issuance of voting Common Stock to the Company's shareholders followed by a one-for-one conversion of the Company's nonvoting Common Stock into voting Common Stock. Pursuant to the agreement, which will be effective prior to the completion of the Offerings, Gertrude Boyle will be issued 635,777 shares of voting Common Stock, Timothy P. Boyle will be issued 34,076 shares of voting Common Stock, Sarah Bany will be issued 5,332 shares of voting Common Stock and Don Richard Santorufo will be issued 11,319 shares of voting Common Stock.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership, as of December 31, 1997 and as adjusted to reflect the sale of the Common Stock in the Offerings, of the Common Stock by (i) each person known by the Company to own beneficially more than five percent of the Common Stock, (ii) each director of the Company, (iii) each Named Executive Officer and (iv) all directors and executive officers as a group. Except as otherwise noted, the Company believes the persons listed below have sole investment and voting power with respect to the Common Stock owned by them.


                                                                                           PERCENTAGE OF
                                                                                            COMMON STOCK
                                                                     SHARES          --------------------------
                                                                  BENEFICIALLY         BEFORE          AFTER
NAME                                                                OWNED(1)          OFFERING        OFFERING
------------------------------------------------------------    ----------------     -----------     ----------
Gertrude Boyle .............................................       4,033,343(2)           21.5%        16.5%
  6600 North Baltimore
  Portland, Oregon 97203

Timothy P. Boyle ...........................................      10,565,058(3)           56.2%        43.3%
  6600 North Baltimore
  Portland, Oregon 97203

Don Richard Santorufo ......................................         800,435(4)            4.3%         3.3%
  6600 North Baltimore
  Portland, Oregon 97203

Grant D. Prentice...........................................          11,603(5)         *              *

Robert G. Masin.............................................           7,375(6)         *              *

Sarah Bany .................................................       3,342,890(7)           17.8%        13.7%
  6600 North Baltimore
  Portland, Oregon 97203

Murrey R. Albers............................................           1,106(8)         *              *

Edward S. George............................................           9,813(9)         *              *

John Stanton................................................          36,661(10)        *              *

All directors and executive officers as a group
  (15 persons)..............................................      19,055,475(11)         100%          77.9%


--------------

   * Less than 1.0%

 (1) Shares that the person has the right to acquire within 60 days after March 31, 1998 are deemed to be outstanding in calculating the percentage ownership of the person or group but are not deemed to be outstanding as to any other person or group.

 (2) Includes 874,074 shares held in two grantor retained annuity trusts for which Ms. Boyle is the income beneficiary and Ms. Bany is the beneficiary of the remainder.


 (3) Includes 123,900 shares held in trust, of which Mr. Boyle's wife is trustee, for the benefit of Mr. Boyle's children. Also includes 779,550 shares that Mr. Boyle has agreed to purchase from Don Richard Santorufo in a private sale upon completion of the Offerings.



 (4) Excludes 1,000,000 shares that Mr. Santorufo has agreed to sell to certain persons in a private sale upon completion of the Offerings.

 (5) Includes options to purchase 11,603 shares of Common Stock exercisable within 60 days after March 31, 1998. Excludes options to purchase 47,397 shares of Common Stock not exercisable within 60 days after March 31, 1998.



 (6) Includes options to purchase 7,375 shares of Common Stock exercisable within 60 days after March 31, 1998. Excludes options to purchase 22,125 shares of Common Stock not exercisable within 60 days after March 31, 1998.



 (7) Includes 118,000 shares held in trust, of which Ms. Bany's husband is trustee, for the benefit of Ms. Bany's children. Also includes 657,750 shares held in two grantor retained annuity trusts for which Ms. Bany is the income beneficiary and Ms. Bany's husband and children are the beneficiaries of the remainder, and 170,000 shares that Ms. Bany has agreed to purchase from Don Richard Santorufo in a private sale upon completion of the Offerings.



 (8) Includes options to purchase 1,106 shares of Common Stock exercisable within 60 days after March 31, 1998. Excludes options to purchase 3,319 shares of Common Stock not exercisable within 60 days after March 31, 1998.



 (9) Includes options to purchase 2,213 shares of Common Stock exercisable within 60 days after March 31, 1998. Excludes options to purchase 6,637 shares of Common Stock not exercisable within 60 days after March 31, 1998. Also includes 7,600 shares that a revocable trust of which Mr. George is both grantor and trustee has agreed to purchase from Don Richard Santorufo in a private sale upon completion of the Offerings.



 (10) Includes options to purchase 811 shares of Common Stock exercisable within 60 days after March 31, 1998. Excludes options to purchase 3,614 shares of Common Stock not exercisable within 60 days after March 31, 1998. Also includes 35,850 shares that Mr. Stanton has agreed to purchase from Don Richard Santorufo in a private sale upon completion of the Offerings.



 (11) Includes options to purchase 56,776 shares of Common Stock exercisable within 60 days after March 31, 1998. Excludes options to purchase 206,523 shares of Common Stock not exercisable within 60 days after March 31, 1998.

                          DESCRIPTION OF CAPITAL STOCK


    Concurrently with the completion of the Offerings (i) each share of the Company's voting Common Stock held by Gertrude Boyle will be exchanged for and converted into 1.705 shares of the Company's voting Common Stock, and each share of the Company's voting Common Stock held by shareholders other than Gertrude Boyle will be exchanged for and converted into 1.0695 shares of the Company's voting Common Stock, (ii) each share of the Company's nonvoting Common Stock held by shareholders will be exchanged for and converted into one share of the Company's voting Common Stock, and (iii) each share of the Company's voting Common Stock will be subsequently converted into 0.59 shares of Common Stock pursuant to a reverse stock split. The following description of rights, as well as all other information presented in this Prospectus, assumes the completion of these conversions and reverse split.


    The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock.

COMMON STOCK


    As of December 31, 1997, 18,792,176 shares of Common Stock were outstanding, held of record by eleven shareholders. After the Offerings, 24,392,176 shares will be outstanding.


    Holders of Common Stock are entitled to receive dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. See "Dividend Policy and S Corporation Status." Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all liabilities of the Company and the liquidation preference of any outstanding class or series of Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company in the Offerings when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to any series of Preferred Stock that the Company may issue in the future, as described below.

PREFERRED STOCK

    The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders of the Company. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock.

    The potential issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock. The Company has no plans to issue shares of Preferred Stock.

OREGON CONTROL SHARE AND BUSINESS COMBINATION STATUTES

    Upon completion of the Offerings, the Company will become subject to the Oregon Control Share Act (the "Control Share Act"). The Control Share Act generally provides that a person (the "Acquiror") who acquires voting stock of an Oregon corporation in a transaction (other than a transaction in which voting shares are acquired from the issuing public corporation) that results in the Acquiror holding more than 20%, 33 1/3% or 50% of the total voting power of the corporation (a "Control Share Acquisition") cannot vote the shares it acquires in the Control Share Acquisition ("control shares") unless voting rights are accorded to the control shares by (i) a majority of each voting group entitled to vote and (ii) the holders of a majority of the outstanding voting shares, excluding the control shares held by the Acquiror and shares held by the Company's officers and inside directors. The term "Acquiror" is broadly defined to include persons acting as a group.

    The Acquiror may, but is not required to, submit to the Company a statement setting forth certain information about the Acquiror and its plans with respect to the Company. The statement may also request that the Company call a special meeting of shareholders to determine whether voting rights will be accorded to the control shares. If the Acquiror does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual or special meeting of shareholders. If the Acquiror's control shares are accorded voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of voting rights for the control shares will have the right to receive the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the Acquiror for the control shares.

    Upon completion of the Offerings, the Company will become subject to certain provisions of the Oregon Business Corporation Act that govern business combinations between corporations and interested shareholders (the "Business Combination Act"). The Business Combination Act generally provides that if a person or entity acquires 15% or more of the outstanding voting stock of an Oregon corporation (an "Interested Shareholder"), the corporation and the Interested Shareholder, or any affiliated entity of the Interested Shareholder, may not engage in certain business combination transactions for three years following the date the person became an Interested Shareholder. Business combination transactions for this purpose include (a) a merger or plan of share exchange, (b) any sale, lease, mortgage or other disposition of 10% or more of the assets of the corporation and (c) certain transactions that result in the issuance or transfer of capital stock of the corporation to the Interested Shareholder. These restrictions do not apply if (i) the Interested Shareholder, as a result of the transaction in which such person became an Interested Shareholder, owns at least 85% of the outstanding voting stock of the corporation (disregarding shares owned by directors who are also officers and certain employee benefit plans), (ii) the board of directors approves the business combination or the transaction that resulted in the shareholder becoming an Interested Shareholder before the Interested Shareholder acquires 15% or more of the corporation's voting stock or (iii) the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (disregarding shares owned by the Interested Shareholder) approve the business combination after the Interested Shareholder acquires 15% or more of the corporation's voting stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the Offerings, there has not been any public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market, or the prospect of such sales, could adversely affect prevailing market prices.


    Upon completion of the Offerings, 24,392,176 shares of Common Stock will be outstanding. Of these shares, the 5,600,000 shares sold in the Offerings will be freely tradeable without restriction under the Securities Act, unless purchased by an "affiliate" of the Company, as that term is defined in Rule 144. The remaining 18,792,176 shares outstanding after completion of the Offerings are "restricted securities" as defined in Rule 144 and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including an exemption pursuant to Rule 144.


    The Company, its directors and officers and the holders of all of the Company's outstanding Common Stock as of the date hereof have agreed that, during the period beginning from the date of this Prospectus, and continuing to and including the date 180 days after the date of this Prospectus (or earlier with the consent of the representatives of the Underwriters), they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock (other than (i) pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus, (ii) bona fide gifts to transferees who agree to be bound by a like restriction or (iii) private sales to persons who were shareholders prior to the closing of the Offerings) or any securities of the Company that are substantially similar to the shares of the Common Stock or which are convertible into or exchangeable for securities that are substantially similar to the shares of the Common Stock without the prior written consent of the representatives of the Underwriters, except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings. Upon expiration of these agreements, 17,575,903 of these shares will be eligible for immediate resale in the public market subject to the limitations of Rule 144.



    In general under Rule 144, a person, including an "affiliate" of the Company, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 244,000 shares immediately following the Offerings) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale limitations, notice requirements and the availability of current public information about the Company. Rule 144(k) provides that a person who is not an "affiliate" of the issuer at any time during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell those shares at any time without compliance with the public information, volume limitation, manner of sale and notice provisions of Rule 144.



    As of December 31, 1997, options to purchase 736,774 shares of Common Stock were outstanding under the Stock Incentive Plan. The Company intends to file as soon as practicable following completion of the Offerings a registration statement on Form S-8 under the Securities Act covering shares of Common Stock reserved for issuance under the Stock Incentive Plan. Based on the number of options expected to be outstanding upon completion of the Offerings and shares reserved for issuance under the Stock Incentive Plan, the registration statement would cover 2,500,000 shares. See "Management-- Stock Incentive Plan." The registration statement will become effective immediately upon filing, whereupon, subject to the satisfaction of applicable exercisability periods, Rule 144 volume limitations applicable to affiliates and, in certain cases, the agreements with the representatives of the Underwriters referred to above, shares of Common Stock to be issued upon exercise of outstanding options granted pursuant to the Stock Incentive Plan will be available for immediate resale in the open market.


                  VALIDITY OF THE ISSUANCE OF THE COMMON STOCK

    The validity of the issuance of the Common Stock offered in the Offerings will be passed upon for the Company by Stoel Rives LLP, Portland, Oregon and for the Underwriters by Sullivan & Cromwell, Los Angeles, California.

                                    EXPERTS

    The Consolidated Financial Statements included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered in the Offerings. This Prospectus omits certain information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered in the Offerings, reference is made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and from the Commission's Internet Web site at http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                          PAGE
                                                                                          -----
Independent Auditors' Report.........................................................         F-2
Consolidated Balance Sheets at December 31, 1996 and 1997............................         F-3
Consolidated Statements of Operations for the years ended December 31, 1995, 1996
  and 1997...........................................................................         F-4
Consolidated Statements of Shareholders' Equity for the years ended December 31,
  1995, 1996 and 1997................................................................         F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1996
  and 1997...........................................................................         F-6
Notes to Consolidated Financial Statements...........................................         F-7

    The accompanying financial statements give effect to the reverse stock split as a result of the initial public offering of Common Stock and the related conversion from an S corporation to a C corporation as described in Note 1, to the financial statements. The following report is in the form that will be furnished by Deloitte & Touche LLP upon consummation of the initial public offering assuming that no other material events have occurred that would affect the accompanying financial statements or required disclosures therein.

                          INDEPENDENT AUDITORS' REPORT

The Shareholders of Columbia Sportswear Company:

    We have audited the accompanying consolidated balance sheets of Columbia Sportswear Company as of December 31, 1996 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Columbia Sportswear Company and subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Portland, Oregon
February 6, 1998
(March   as to Notes 1, 2, and 9)

                          COLUMBIA SPORTSWEAR COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)


                                                                            DECEMBER 31,
                                                                        --------------------
                                                                          1996       1997
                                                                        ---------  ---------
                                           ASSETS

CURRENT ASSETS:
  Cash and cash equivalents...........................................  $   3,283  $   4,001
  Short-term investments..............................................        848     --
  Accounts receivable, net of allowance of $2,440 and 2,461,
    respectively......................................................     60,423     76,086
  Inventories (Note 3)................................................     34,638     48,300
  Prepaid expenses and other..........................................      1,673      2,430
                                                                        ---------  ---------
      Total current assets............................................    100,865    130,817
PROPERTY, PLANT AND EQUIPMENT (Note 4)................................     28,197     35,277
INTANGIBLES AND OTHER ASSETS (Note 5).................................      6,905      8,383
                                                                        ---------  ---------
TOTAL ASSETS..........................................................  $ 135,967  $ 174,477
                                                                        ---------  ---------
                                                                        ---------  ---------



                                                             DECEMBER 31,       DECEMBER 31,
                                                         --------------------       1997
                                                           1996       1997       PRO FORMA
                                                         ---------  ---------  --------------
                                                                                  (NOTE 1)
                            LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Notes payable to bank (Note 7).......................  $  11,520  $  20,427    $   20,427
  Accounts payable.....................................     18,090     21,765        21,765
  Accrued expenses (Note 6)............................     11,166     12,899        12,899
  Current portion of long-term debt (Note 8)...........        160        154           154
  Distribution payable to shareholders.................        132      5,866       100,866
                                                         ---------  ---------  --------------
      Total current liabilities........................     41,068     61,111       156,111
LONG-TERM DEBT (Note 8)................................      2,963      2,831         2,831
COMMITMENTS AND CONTINGENCIES
  (Notes 7, 14, and 15)................................     --         --            --

SHAREHOLDERS' EQUITY:
  Preferred shares; 10,000 shares authorized; none
    issued and outstanding.............................     --         --            --
  Common shares; 50,000 shares authorized; issued and
    outstanding 18,792.................................     17,886     17,886        17,886
  Retained earnings....................................     81,034    101,805         6,805
  Foreign currency adjustments.........................       (664)    (3,806)       (3,806)
  Unearned portion of restricted stock issued for
    future services....................................     (6,320)    (5,350)       (5,350)
                                                         ---------  ---------  --------------
      Total shareholders' equity.......................     91,936    110,535        15,535
                                                         ---------  ---------  --------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............  $ 135,967  $ 174,477    $  174,477
                                                         ---------  ---------  --------------
                                                         ---------  ---------  --------------


                See notes to consolidated financial statements.

                          COLUMBIA SPORTSWEAR COMPANY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1995       1996       1997
                                                              ---------  ---------  ---------
NET SALES...................................................  $ 303,797  $ 298,988  $ 353,452
COST OF SALES...............................................    182,971    176,859    198,946
                                                              ---------  ---------  ---------
  Gross profit..............................................    120,826    122,129    154,506
SELLING, GENERAL, AND ADMINISTRATIVE (Note 13)..............     84,583     95,431    110,204
                                                              ---------  ---------  ---------
INCOME FROM OPERATIONS......................................     36,243     26,698     44,302
OTHER EXPENSE--Interest expense, net........................      5,767      4,220      3,593
                                                              ---------  ---------  ---------
INCOME BEFORE PROVISION FOR INCOME TAXES....................     30,476     22,478     40,709
PROVISION FOR INCOME TAXES..................................      1,750      1,468      1,413
                                                              ---------  ---------  ---------
NET INCOME..................................................  $  28,726  $  21,010  $  39,296
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------
EARNINGS PER SHARE:
  Basic.....................................................  $    1.69  $    1.24  $    2.09
  Diluted...................................................  $    1.69  $    1.24  $    2.06
WEIGHTED AVERAGE SHARES:
  Basic.....................................................     16,986     16,997     18,792
  Diluted...................................................     16,986     16,997     19,050
PRO FORMA NET INCOME DATA:
  Income before provision for income taxes, as reported.....  $  30,476  $  22,478  $  40,709
  Pro forma provision for income taxes (Note 1).............     12,190      8,991     16,284
                                                              ---------  ---------  ---------
PRO FORMA NET INCOME........................................  $  18,286  $  13,487  $  24,425
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------
PRO FORMA NET INCOME PER SHARE (Note 1):
  Basic.....................................................                        $    1.00
  Diluted...................................................                        $    0.99
PRO FORMA WEIGHTED AVERAGE SHARES:
  Basic.....................................................                           24,392
  Diluted...................................................                           24,650


                See notes to consolidated financial statements.

                          COLUMBIA SPORTSWEAR COMPANY
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                                   UNEARNED
                                                                                                  PORTION OF
                                                   COMMON STOCK                       FOREIGN     RESTRICTED
                                             ------------------------                CURRENCY    STOCK ISSUED
                                                SHARES                  RETAINED    TRANSLATION   FOR FUTURE
                                              OUTSTANDING    AMOUNT     EARNINGS    ADJUSTMENT     SERVICES        TOTAL
                                             -------------  ---------  -----------  -----------  -------------  -----------

BALANCE, JANUARY 1, 1995...................       16,973    $   2,082  $    60,230   $    (320)   $   --        $    61,992
Stock bonus................................           19           81      --           --            --                 81
Distribution to shareholders...............       --           --          (20,389)     --            --            (20,389)
Net income.................................       --           --           28,726      --            --             28,726
Foreign currency translation adjustment....       --           --          --               48        --                 48
                                             -------------  ---------  -----------  -----------  -------------  -----------

BALANCE, DECEMBER 31, 1995.................       16,992        2,163       68,567        (272)       --             70,458
Capital contribution.......................       --               30      --           --            --                 30
Issuance of common stock...................        1,800       15,693      --           --             (6,320)        9,373
Distribution to shareholders...............       --           --           (8,543)     --            --             (8,543)
Net income.................................       --           --           21,010      --            --             21,010
Foreign currency translation adjustment....       --           --          --             (392)       --               (392)
                                             -------------  ---------  -----------  -----------  -------------  -----------

BALANCE, DECEMBER 31, 1996.................       18,792       17,886       81,034        (664)        (6,320)       91,936
Distribution to shareholders...............       --           --          (18,525)     --            --            (18,525)
Net income.................................       --           --           39,296      --            --             39,296
Foreign currency translation adjustment....       --           --          --           (3,142)       --             (3,142)
Amortization of unearned compensation......       --           --          --           --                970           970
                                             -------------  ---------  -----------  -----------  -------------  -----------

BALANCE, DECEMBER 31, 1997.................       18,792    $  17,886  $   101,805   $  (3,806)   $    (5,350)  $   110,535
                                             -------------  ---------  -----------  -----------  -------------  -----------
                                             -------------  ---------  -----------  -----------  -------------  -----------

                See notes to consolidated financial statements.

                          COLUMBIA SPORTSWEAR COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                   YEAR ENDED DECEMBER 31,
                                                               -------------------------------
                                                                 1995       1996       1997
                                                               ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.................................................  $  28,726  $  21,010  $  39,296
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization............................      5,048      6,419      7,518
    Noncash compensation.....................................         81      5,655        970
    Loss on disposal of equipment............................         36        155          4
    Changes in operating assets and liabilities:
      Accounts receivable....................................    (16,852)    26,340    (17,674)
      Inventories............................................     (4,912)    13,749    (14,745)
      Prepaid expenses and other.............................     (1,007)      (709)      (963)
      Other assets...........................................        215     (5,585)    (2,577)
      Accounts payable.......................................     (1,458)    (3,605)     5,199
      Accrued expenses.......................................      1,970      3,385      1,875
                                                               ---------  ---------  ---------
        Net cash provided by operating activities............     11,847     66,814     18,903
                                                               ---------  ---------  ---------
CASH FLOW FROM INVESTING ACTIVITIES:
  Additions to property, plant, and equipment................    (13,074)   (10,103)   (14,816)
  Proceeds from sale of property, plant, and equipment.......         87         33         49
  Purchase of short-term certificates of deposit.............     --           (855)    --
  Maturity of short-term investments.........................     --         --            813
                                                               ---------  ---------  ---------
        Net cash used in investing activities................    (12,987)   (10,925)   (13,954)
                                                               ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) on notes payable to bank.......     27,615    (39,876)     9,284
  Repayments on long-term debt...............................     (2,500)    (1,250)      (137)
  Distributions to shareholders..............................    (24,527)   (12,562)   (12,791)
  Capital contribution from shareholders.....................     --             30     --
                                                               ---------  ---------  ---------
        Net cash provided by (used in) financing
          activities.........................................        588    (53,658)    (3,644)
                                                               ---------  ---------  ---------
NET EFFECT OF EXCHANGE RATE CHANGES ON CASH..................        (40)      (236)      (587)
                                                               ---------  ---------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........       (592)     1,995        718

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR.................      1,880      1,288      3,283
                                                               ---------  ---------  ---------
CASH AND CASH EQUIVALENTS, END OF YEAR.......................  $   1,288  $   3,283  $   4,001
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for interest, net of capitalized
    interest.................................................  $   5,725  $   4,419  $   4,055
  State and foreign income taxes.............................      1,887      2,765      1,510

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
  Property, plant, and equipment acquired through assumption
    of debt..................................................  $  --      $   3,123  $  --
  Note receivable from sale of fixed assets..................     --         --            152


                See notes to consolidated financial statements.

                          COLUMBIA SPORTSWEAR COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND ORGANIZATION


    NATURE OF THE BUSINESS--Columbia Sportswear Company (the "Company") is a global leader in the design, manufacture, marketing and distribution of active outdoor apparel. Pursuant to a plan of share exchange, on December 18, 1997 the Company acquired all of the outstanding stock of GTS, Inc. ("GTS"), a holding company with substantially the same shareholders as the Company. GTS held a 21% interest in Columbia Sportswear Holdings Limited ("CSHL"), a Canadian holding company with one subsidiary, Columbia Sportswear Canada Limited ("CSCL"), a Canadian outerwear distributor. The Company held the remaining 79% interest in CSHL. As a result of this acquisition, CSHL is now a wholly owned subsidiary of the Company. The plan of share exchange has been accounted for in a manner similar to a pooling-of-interest and, accordingly, the combined financial statements contained herein are presented as if GTS had always been a wholly owned subsidiary of the Company.



    PRO FORMA ADJUSTMENTS--Upon completion of the contemplated initial public offering of Common Stock, the Company will be subject to federal and state income taxes from the date of termination of the Company's S corporation status (the "Termination Date"). The pro forma consolidated statements of operations data for each of the three years in the period ended December 31, 1997 reflect adjustments for income taxes based upon income before provision for income taxes as if the Company had been subject to additional federal and state income taxes based upon a pro forma effective tax rate of 40%. In addition, the Company will be required to provide a deferred tax asset for cumulative temporary differences between financial statement and income tax bases of the Company's assets and liabilities by recording a benefit for such deferred tax assets in its consolidated statement of operations for the period following the effective date of the offerings. Such deferred tax assets will be based on the cumulative temporary difference upon the conversion from an S corporation to a C corporation on the Termination Date. The net difference between the financial statement and income tax bases of the Company's assets and liabilities was approximately $7,400,000 at December 31, 1997.



    The pro forma balances of liabilities and shareholders' equity at December 31, 1997 reflect the liability and reduction in shareholders' equity for the dividend of $95,000,000 related to the termination of the S corporation status.



    PRO FORMA NET INCOME PER SHARE--Pro forma net income per share is based on the weighted average number of shares of Common Stock outstanding and dilutive common equivalent shares from stock options (using the treasury stock method). In addition, the average shares outstanding reflect the conversion of voting and nonvoting shares into shares of voting Common Stock and the subsequent conversion of each share of voting Common Stock into 0.59 shares of Common Stock pursuant to a reverse stock split which occurred at consummation of the offering of Common Stock by the Company (in thousands):



                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   1997
                                                              ---------------
Weighted average shares.....................................        18,792
Shares issued to pay shareholder dividend...................         5,600
                                                                   -------
Pro forma weighted average shares--basic....................        24,392
Common Stock equivalent--stock options......................           258
                                                                   -------
Pro forma weighted average shares--diluted..................        24,650
                                                                   -------
                                                                   -------

                          COLUMBIA SPORTSWEAR COMPANY

1. BASIS OF PRESENTATION AND ORGANIZATION (CONTINUED)

    Common equivalent shares issued during the 12-month period prior to the proposed offering have been included in the calculation of diluted earnings per share using the treasury stock method as if they were outstanding for all periods presented with an offering price equivalent to $16 per share.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts have been eliminated.


    SHORT-TERM INVESTMENTS--Amounts consist of monies invested in certificates of deposit with original maturities greater than three months.

    INVENTORIES are carried at the lower of cost or market. Cost is determined using the first-in, first-out method.


    DERIVATIVES--The Company enters into foreign currency contracts to reduce the impact of certain foreign currency fluctuations. Firmly committed transactions and the related receivables and payables may be hedged with forward exchange contracts or purchased options. Anticipated, but not yet firmly committed, transactions may be hedged through the use of purchased options. Premiums paid on purchased options are included in prepaid expenses and are amortized over the life of the option. Gains and losses arising from foreign currency forward and option contracts are recognized in income or expense as offsets of gains and losses resulting from the underlying hedged transactions.



    PROPERTY, PLANT AND EQUIPMENT are stated at cost. Depreciation of equipment and amortization of leasehold improvements is provided using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 10 years. Buildings are depreciated using the straight-line method over 30 years. The Company evaluates its long-lived assets for impairment using undiscounted cash flows to estimate fair value.


    INTANGIBLES--Goodwill is being amortized on a straight-line basis over eight years.


    COMMON STOCK--In 1996 the Company's Board of Directors declared a 400-for-1 stock split of its Common Stock. All per share information in the accompanying consolidated financial statements has been retroactively adjusted to reflect this stock split. In addition, the shares outstanding for all periods reflect the conversion of voting and nonvoting shares of Common Stock into shares of voting Common Stock of the Company and the subsequent conversion of each share of voting Common Stock into 0.59 shares of Common Stock pursuant to a reverse stock split which occurred at the consummation of the offering of Common Stock by the Company.



    ADVERTISING COSTS are expensed as incurred. Advertising expense was $12,700,000, $12,006,000, and $16,649,000 for the years ended December 31, 1995,
1996 and 1997, respectively.



    PRODUCT WARRANTY--Substantially all of the Company's products carry lifetime warranty provisions for defects in quality and workmanship. The Company's estimated liability for future warranty claims related to past sales at December 31, 1996 and 1997 is approximately $2,699,000 and $3,400,000, respectively, and is recorded in accrued expenses. Warranty expense was approximately $2,738,000, $2,800,000, and $2,848,000 for the years ended December 31, 1995, 1996 and 1997, respectively.


    TAXES ON INCOME--Shareholders of the Company have elected to have the Company be treated as an S corporation under provisions of the Internal Revenue Code of 1986. Accordingly, payment of federal and state taxes on income is the responsibility of the shareholders rather than the Company. The

                          COLUMBIA SPORTSWEAR COMPANY

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Company and its Board of Directors have declared distributions to shareholders in amounts approximately equal to the shareholders' federal and state tax liability on the earnings of the Company. In the states of California and New York, the Company has elected C corporation status and is subject to those states' income taxes. CSCL is subject to federal and provincial income tax in Canada. The provision for income taxes differs from the amounts computed by applying the statutory federal income tax rate to income before income taxes since the Company's income is not subject to federal and certain state income taxes.


    FOREIGN CURRENCY TRANSLATION--The assets and liabilities of the Company's foreign subsidiaries have been translated into U.S. dollars using the exchange rates in effect at period end, and the net sales and expenses have been translated into U.S. dollars using the average exchange rates in effect during the period. Adjustments resulting from translation adjustments are included as a separate component of shareholders' equity.



    STATEMENT OF CASH FLOWS--For purposes of the statement of cash flows, cash and cash equivalents includes cash on hand, amounts in demand deposit accounts and pooled investment funds with original maturities of three months or less.


    RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS--In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, EARNINGS PER SHARE, which was adopted by the Company effective December 31, 1997. This statement establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held Common Stock or potential Common Stock. It replaces the presentation of primary EPS with a presentation of basic EPS and requires the dual presentation of basic and diluted EPS on the face of the income statement. This statement requires restatement of all prior period EPS data presented. The Company had a simple capital structure in 1995 and 1996. Diluted EPS for 1997 includes the incremental effect of stock options granted.


    ADOPTION OF ACCOUNTING PRONOUNCEMENTS--In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which will be effective for the Company beginning January 1, 1998. SFAS No. 131 redefines how operating segments are determined and requires qualitative disclosure of certain financial and descriptive information about a company's operating segments. The Company believes the segment information required to be disclosed under SFAS No. 131 will be more comprehensive than previously provided, including expanded disclosure of income statement and balance sheet items for each of its reportable operating segments. The Company has not yet completed its analysis of which operating segments on which it may report.


    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          COLUMBIA SPORTSWEAR COMPANY

3. INVENTORIES

    Inventories as of December 31, 1996 and 1997 consist of the following (in thousands):

                                                             1996       1997
                                                           ---------  ---------
Raw materials............................................  $   4,020  $   4,565
Work-in-process..........................................      5,936      7,637
Finished goods...........................................     24,682     36,098
                                                           ---------  ---------
  Total..................................................  $  34,638  $  48,300
                                                           ---------  ---------
                                                           ---------  ---------

4. PROPERTY, PLANT, AND EQUIPMENT

    Property, plant, and equipment as of December 31, 1996 and 1997 consist of the following (in thousands):

                                                             1996       1997
                                                           ---------  ---------
Land.....................................................  $   1,359  $   1,359
Buildings................................................     12,330     12,337
Machinery and equipment..................................     20,488     23,786
Furniture and fixtures...................................      4,432      5,326
Leasehold improvements...................................      5,062      6,428
Automobiles..............................................        438        551
Construction in progress.................................     --          7,704
                                                           ---------  ---------
  Subtotal...............................................     44,109     57,491
Less accumulated depreciation............................     15,912     22,214
                                                           ---------  ---------
  Total..................................................  $  28,197  $  35,277
                                                           ---------  ---------
                                                           ---------  ---------

5. INTANGIBLES AND OTHER ASSETS

    Intangibles and other assets as of December 31, 1996 and 1997 consist of the following (in thousands):

                                                               1996       1997
                                                             ---------  ---------
Notes receivable from shareholder (see Note 13)............  $   3,818  $   5,723
Goodwill...................................................      1,099        767
Other......................................................      1,988      1,893
                                                             ---------  ---------
  Total....................................................  $   6,905  $   8,383
                                                             ---------  ---------
                                                             ---------  ---------


    The balance due from shareholder consists of a note receivable of $3,818,000 maturing on December 31, 2002 and a note receivable of $1,905,000 maturing on April 15, 2002. These notes bear interest at 6.31% and 6.49%, respectively.

                          COLUMBIA SPORTSWEAR COMPANY

6. ACCRUED EXPENSES

    Accrued expenses as of December 31, 1996 and 1997 consist of the following (in thousands):

                                                             1996       1997
                                                           ---------  ---------
Accrued bonuses..........................................  $   4,460  $   4,703
Accrued warranty reserve.................................      2,698      3,400
Other....................................................      4,008      4,796
                                                           ---------  ---------
  Total..................................................  $  11,166  $  12,899
                                                           ---------  ---------
                                                           ---------  ---------

7. NOTES PAYABLE TO BANK


    The Company has available an unsecured operating line of credit providing for borrowings to a maximum of $70,000,000 during the period from August 1 to December 15 and $50,000,000 at all other times. The maturity date is June 30, 1998 at which time either party can elect to extend the financing agreements. Interest payable monthly is computed at the bank's prime rate minus up to 2.1% per annum, which was 6.35% and 6.50% at December 31, 1996 and 1997, respectively. If the Company defaults on its payments, it is prohibited, subject to certain exceptions, from making dividend payments or other distributions. The balance outstanding was $6,250,000 and $13,992,000 at December 31, 1996 and 1997, respectively. The agreement also includes a fixed rate option based on the Eurodollar rate plus up to 75 basis points.


    The Company also has available an unsecured revolving line of credit of $25,000,000 with a $45,000,000 import line of credit to issue documentary letters of credit on a sight basis. The combined limit under this agreement is $60,000,000. The revolving line accrues interest at the bank's prime rate minus 2% per annum. The revolving line also has a fixed rate option based on the bank's cost of funds plus 35 basis points. There was no balance outstanding on this line as of December 31, 1996 and 1997.


    The Company is party to a Buying Agency Agreement with Nissho Iwai American Corporation and its Canadian affiliate ("Nissho") pursuant to which Nissho provides the Company an unsecured line of credit. This line of credit is used to finance the purchase of goods outside the U.S. which are produced by the Company's independent manufacturers worldwide. The available funds are limited to $120,000,000 with a sublimit of $70,000,000 on the import line of credit. Borrowings bear interest at a rate of .5% above the three month LIBOR rate. In addition, the Company is obligated to pay Nissho a commission of 1.5% of the FOB price of the goods purchased by Nissho in its capacity as buying agent. The agreement expires September 30, 1998 but will automatically renew for a five year term unless either party elects otherwise. The balance outstanding on the import line of credit was $11,664,000 and $13,397,000 at December 31, 1996 and 1997, respectively, and is included in accounts payable. At December 31, 1997, the Company had $34,307,000 of firm purchase orders placed under these financing arrangements.



    CSCL has available a line of credit providing for borrowing to a maximum of C$18,000,000 (US$13,138,000 at December 31, 1997). Borrowings against this line of credit bear interest at either the B/A option rate, which is the bank's prime acceptance fee minus 50 basis points or at the prime rate. B/A's are issued in multiples of C$100,000 with a maturity of not less than 30 days and not more than 360 days. The facility is guaranteed by the Company. At December 31, 1996, the balance outstanding was C$720,000 and C$6,500,000 (US$525,000 and US$4,745,000) under the prime and B/A options, respectively, and the B/A's average rate of interest was 3.06%. At December 31, 1997, the entire balance outstanding of C$7,000,000 (US$4,894,000) was borrowed under the B/A option rate, at an average

                          COLUMBIA SPORTSWEAR COMPANY

7. NOTES PAYABLE TO BANK (CONTINUED)

interest rate of 4.06%. The Canadian prime lending rate was 4.75% and 6.0% at December 31, 1996 and 1997, respectively.


    At December 31, 1997, the Company's Japanese subsidiary had bank borrowings outstanding of $1,541,000 at an interest rate of 1.625%.

8. LONG-TERM DEBT

    Long-term debt as of December 31, 1996 and 1997 consists of the following (in thousands):

                                                               1996       1997
                                                             ---------  ---------
Mortgage note payable......................................  $   3,123  $   2,985
Less current portion.......................................        160        154
                                                             ---------  ---------
  Total long-term debt.....................................  $   2,963  $   2,831
                                                             ---------  ---------
                                                             ---------  ---------


    The Company assumed a mortgage in connection with the acquisition of a distribution center (see Note 14). The loan matures in June 2009 and bears interest at 8.76%. Principal payments due on the mortgage note payable as of December 31, 1997 were as follows: $154,000 in 1998; $169,000 in 1999; $183,000 in 2000; $201,000 in 2001; $219,000 in 2002; and $2,059,000 thereafter.


9. SHAREHOLDERS' EQUITY


    The Company is authorized to issue 50,000,000 shares of Common Stock. At December 31, 1996 and 1997, 18,792,176 shares of Common Stock were issued and outstanding. Shares for all periods are restated to reflect a 400-for-1 split in 1996. Additionally, all shares and per share amounts for all periods are restated to reflect the conversion of voting and nonvoting shares into voting shares of Common Stock and the subsequent conversion of each share of voting Common Stock into 0.59 shares of Common Stock pursuant to a reverse stock split which occurred at consummation of the offering of Common Stock by the Company.



10. STOCK INCENTIVE PLAN



    On March 12, 1997, the Board of Directors of the Company approved the 1997 Stock Incentive Plan (the "Plan"). The Company reserved 2,000,000 shares of Common Stock for issuance pursuant to the Plan. At that date, 595,900 incentive stock options and 13,275 nonqualified options were granted under the Plan, each at an exercise price of $9.68 per share, the estimated fair value at the date of grant.



    On July 21, 1997, the Board of Directors of the Company granted an additional 26,550 incentive stock options and 4,425 nonqualified options under the Plan, each at an exercise price of $9.68 per share, the estimated fair value at the date of grant.



    On November 14, 1997, the Board of Directors of the Company granted an additional 28,773 incentive stock options and 67,851 nonqualified options under the Plan, each at an exercise price of $15.20 a share, the estimated fair value at the date of grant.



    In January 1998, the Board of Directors increased the number of shares authorized for issuance under the Plan from 2,000,000 to 2,500,000 shares.

                          COLUMBIA SPORTSWEAR COMPANY

10. STOCK INCENTIVE PLAN (CONTINUED)



    The options become exercisable ratably over a five-year period beginning from the date of grant if the Company completes a final underwritten public offering of Common Stock registered with the Securities and Exchange Commission, and expire ten years from the date of grant. If an offering is not completed, the options become fully exercisable nine years from the date of the grant.



    In October 1995 the FASB issued SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which defines a fair value based method of accounting for employee stock options and similar equity instruments and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"). Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been adopted.



    The Company has elected to account for the Plan under APB 25; however, the Company has computed, for pro forma disclosure purposes, the value of all stock options granted during 1997 using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following weighted average assumptions:


Risk-free interest rate.....................................   6.69 - 5.77%
Expected dividend yield.....................................        0%
Expected lives..............................................   4 to 8 years
Expected volatility.........................................  Minimum value

    Using the Black-Scholes methodology, the total value of stock options granted during 1997 was $2,431,000 which would be amortized on a pro forma basis over the vesting period of the options. The weighted average fair value of options granted during 1997 was $3.30 per share.


    If the Company had accounted for the Plan in accordance with SFAS No. 123, the Company's net income and earnings per share would approximate the pro forma disclosures below:



                                                          YEAR ENDED
                                                      DECEMBER 31, 1997
                                                  --------------------------
                                                   AS REPORTED    PRO FORMA
                                                  -------------  -----------
Net income......................................    $  39,296     $  38,970
Earnings per share--basic.......................    $    2.09     $    2.07
Earnings per share--diluted.....................    $    2.07     $    2.05


    The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

                          COLUMBIA SPORTSWEAR COMPANY

10. STOCK INCENTIVE PLAN (CONTINUED)

    The following table summarizes information about stock options outstanding at December 31, 1997:

                        OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
               --------------------------------------   ----------------------
                             WEIGHTED AVG.   WEIGHTED                 WEIGHTED
  RANGE OF                     REMAINING     AVERAGE      NUMBER      AVERAGE
  EXERCISE       NUMBER       CONTRACTUAL    EXERCISE    OF SHARES    EXERCISE
   PRICES      OUTSTANDING    LIFE (YRS)      PRICE     EXERCISABLE    PRICE
-------------  -----------   -------------   --------   -----------   --------
    $9.68        640,150         8.23         $ 9.68       --          $ 9.68
   $15.20         96,624         8.88          15.20       --           15.20
               -----------        ---        --------   -----------   --------
$9.68 - 15.20    736,774         8.31          10.40       --           10.40

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

    FASB Statement No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying value of cash and cash equivalents, short-term investments, accounts receivable, notes payable, and long-term debt reflect their approximate fair value at December 31, 1996 and 1997 based on their stated terms and conditions.

12. PROFIT-SHARING PLAN

    The Company has a 401(k) profit-sharing plan, which covers substantially all employees with more than one year of service.


    The Company may elect to make discretionary matching and/or non-matching contributions. All contributions to the plan are determined by the Board of Directors and totaled $1,269,000, $1,465,000, and $1,681,000 for the years ended December 31, 1995, 1996 and 1997, respectively.


13. PARTICIPATION SHARE AGREEMENT


    Effective December 1990, the Company adopted a Participation Share Agreement (the "Participation Plan") with a key employee. The Participation Plan provided for the grant of participation shares equivalent to 10% of the Company, which were to be awarded at various dates through January 2000. Shares awarded were subjected to vesting at a rate of 20% per year. The original Participation Plan granted the employee deferred compensation in the appreciation of a defined per-share book value of the Company since January 1987 and contained an anti-dilutive provision.



    Effective December 31, 1996, the original Participation Plan was terminated and a Deferred Compensation Conversion Agreement (the "Agreement") was entered into. Under the Agreement, the participation shares, whether or not vested or awarded under the Participation Plan, were converted to 1,800,435 shares of Common Stock. Of the converted shares, 725,114 shares of Common Stock awarded are subject to vesting through December 2004.



    The total value of the share conversion is $15,693,000 ($8.72 per share of Common Stock), of which $6,320,000 was unvested. The unvested portion is recorded as a reduction in shareholders' equity and will be amortized to compensation expense through December 2004 as shares are earned. Compensation expense related to the Participation Plan and the 1996 conversion totaled $922,000, $5,742,000, and $970,000 for the years ended December 31, 1995, 1996 and 1997, respectively. Additionally, the

                          COLUMBIA SPORTSWEAR COMPANY

13. PARTICIPATION SHARE AGREEMENT (CONTINUED)
Agreement also provided for a cash bonus of $2,750,000 in consideration for past services and for future bonuses to be paid in amounts equal to the accrued interest due and owing on the note receivable from shareholder (see Note 5).

14. LEASE OBLIGATIONS


    The Company has a long-term lease agreement for a manufacturing facility constructed to the Company's specifications. The initial lease term is for ten years with three five-year renewal options. The lease also contains purchase options at the end of five and ten years.



    In December 1995, the Company acquired a long-term operating lease on a commercial building to operate a retail outlet. The remaining lease term is 33 years. The agreement contains a payment escalation clause which increases the payment amount every four years with the minimum increase the greater of the Consumer Price Index or 4% per annum. Rent expense is recognized on a straight-line basis over the life of the lease. The minimum lease payments are included in the schedule below.



    Additionally, the Company leases certain operating facilities from shareholders/directors of the Company. Total rent expense, including month-to-month rentals, for these leases amounted to $626,000, $277,000, and $198,000 for the years ended December 31, 1995, 1996 and 1997, respectively.



    In March 1996 the Company acquired the distribution center for approximately $4.5 million from a shareholder and an officer of the Company from whom the Company had previously leased the facility on a long-term basis.



    Rent expense was $1,998,000, $2,408,000 and $2,941,000 for non-related party leases during the years ended December 31, 1995, 1996 and 1997, respectively.


    Future minimum payments on all lease obligations greater than one year are as follows (amounts in thousands):


                YEAR ENDING                   NON-RELATED     RELATED
               DECEMBER 31,                     PARTIES       PARTIES      TOTAL
-------------------------------------------  -------------  -----------  ---------
1998.......................................    $   3,068     $     209   $   3,277
1999.......................................        2,578           219       2,797
2000.......................................        1,412           230       1,642
2001.......................................          644           242         886
2002.......................................          490           254         744
Thereafter.................................        7,964        --           7,964
                                             -------------  -----------  ---------
                                               $  16,156     $   1,154   $  17,310
                                             -------------  -----------  ---------
                                             -------------  -----------  ---------


15. COMMITMENTS AND CONTINGENCIES

    CONTINGENCIES--The Company is a party to various legal claims, actions and complaints. Although the ultimate resolution of legal proceedings cannot be predicted with certainty, management believes that disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.

                          COLUMBIA SPORTSWEAR COMPANY

16. HEDGING AND DERIVATIVES


    The Company utilizes options and forward contracts related to certain of its business activities. Gains and losses on these contracts are recognized or accrued as a component of the related transactions. The Company is exposed to certain losses in the event of nonperformance by the other parties to these agreements, but the Company does not anticipate nonperformance by the other parties, which are major financial institutions.



    The Company manages a portion of its exposure to fluctuations in currencies related to foreign sales and accounts receivable with short-term strategies after giving consideration to market conditions, contractual agreements, anticipated sale and purchase transactions, and other factors affecting the Company's risk profile. At December 31, 1997, the Company had approximately $7,050,000 (notional) in foreign currency option contracts and approximately $2,000,000 (notional) in forward exchange contracts. The carrying value and unrealized gains and losses related to these contracts were not material at December 31, 1997. No derivative financial instruments were held at December 31, 1996.


17. GEOGRAPHIC INFORMATION


    The majority of the Company's net sales are derived from its North American operations. These net sales amounted to 95%, 91% and 90% of net sales for the years ended December 31, 1995, 1996 and 1997, respectively. The remaining net sales are derived from throughout the world, with the majority occurring in Europe for each of the past three years.


                                  * * * * * *

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co, NationsBanc Montgomery Securities LLC and PaineWebber Incorporated are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:


                                                           NUMBER OF SHARES
                    U.S. UNDERWRITER                       OF COMMON STOCK
--------------------------------------------------------  ------------------
Goldman, Sachs & Co.....................................
NationsBanc Montgomery Securities LLC...................
PaineWebber Incorporated................................

                                                              ----------
  Total.................................................       4,480,000
                                                              ----------
                                                              ----------


    Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such
price less a concession of $         per share. The U.S. Underwriters may allow,
and such dealers may reallow, a concession not in excess of $         per share
to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.


    The Company has entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the International Offering (the "International Underwriters") providing for the concurrent offer and sale of 1,120,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two Offerings are identical. The closing of the offering made hereby is a condition to the closing of the International Offering, and VICE VERSA. The representatives of the International Underwriters are Goldman Sachs International, NationsBanc Montgomery Securities LLC and PaineWebber International (U.K.) Ltd.


    Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two Offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or
(b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the International Offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.


    The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 672,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,480,000 shares of Common Stock offered. The Company has granted the International Underwriters a similar option to purchase up to an aggregate of 168,000 additional shares of Common Stock.


    The Company, its directors and officers and the holders of all of the Company's outstanding Common Stock as of the date hereof have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock (other than (i) pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus, (ii) bona fide gifts to transferees who agree to be bound by a like restriction or (iii) private sales to persons who were shareholders prior to the closing of the Offerings) or any securities of the Company that are substantially similar to the shares of the Common Stock or which are convertible into or exchangeable for securities that are substantially similar to the shares of the Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings.

    The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

    Prior to the Offerings, there has been no public market for the shares. The initial public offering price will be negotiated among the Company and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    The Common Stock will be quoted on the Nasdaq National Market under the symbol "COLM."

    In connection with the Offerings, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offerings for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    The Underwriters may reserve, for sale at the initial public offering price, up to 425,000 shares of Common Stock which may be sold to directors, employees and persons having business relationships with the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares of Common Stock not so purchased will be offered by the Underwriters on the same basis as the other shares of Common Stock offered in the Offerings.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the International Offering, to persons located in the United States.

    [Pictures of (i) model cycling in Company sportswear, (ii) model in Company sportswear with bonefish, (iii) model in downpour in Company jacket, (iv) model crossing river in Company sportswear, (v) model snowboarding in Company Convert jacket and (vi) child model in Company youth jacket and accessories in snow.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS


                                          PAGE
                                          -----
Prospectus Summary...................           3
Risk Factors.........................           8
Use of Proceeds......................          14
Dividend Policy and S Corporation
  Status.............................          14
Dilution.............................          15
Capitalization.......................          16
Selected Consolidated Financial
  Data...............................          17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................          19
Business.............................          26
Management...........................          40
Certain Transactions.................          45
Principal Shareholders...............          47
Description of Capital Stock.........          49
Shares Eligible for Future Sale......          50
Validity of the Issuance of the
  Common Stock.......................          51
Experts..............................          51
Additional Information...............          52
Index to Consolidated Financial
  Statements.........................         F-1
Underwriting.........................         U-1


                                 --------------

    THROUGH AND INCLUDING              , 1998 (THE 25TH DAY AFTER THE DATE OF
THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                5,600,000 SHARES


                          COLUMBIA SPORTSWEAR COMPANY

                                  COMMON STOCK

                                  -----------

                                     [LOGO]

                                  -----------

                              GOLDMAN, SACHS & CO.

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                            PAINEWEBBER INCORPORATED

                      REPRESENTATIVES OF THE UNDERWRITERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts, payable by the Registrant in connection with the offer and sale of the Common Stock being registered. All amounts are estimates except the registration fee, the NASD filing fee and the Nasdaq National Market entry fee.


Registration fee.................................................  $  36,187
NASD filing fee..................................................     12,767
Blue Sky fees and expenses (including legal fees)................      8,500
Nasdaq National Market entry fee.................................     95,000
Accounting fees and expenses.....................................    200,000
Other legal fees and expenses....................................    200,000
Transfer agent and registrar fee.................................     15,000
Printing and engraving...........................................    100,000
Miscellaneous....................................................     72,546
                                                                   ---------
    Total........................................................  $ 740,000
                                                                   ---------
                                                                   ---------


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article IV of the Registrant's Second Amended and Restated Articles of Incorporation (the "Articles"), to be effective upon completion of the Offerings, requires indemnification of current or former directors of the Registrant to the fullest extent not prohibited by the Oregon Business Corporation Act (the "Act"). The Act permits or requires indemnification of directors and officers in certain circumstances. The effects of the Articles and the Act (the "Indemnification Provisions") are summarized as follows:

        (a) The Indemnification Provisions grant a right of indemnification in respect of any proceeding (other than an action by or in the right of the Company), if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, was not adjudged liable on the basis of receipt of an improper personal benefit and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction or plea of nolo contendere, or its equivalent, is not, of itself, determinative that the person did not meet the required standards of conduct.

        (b) The Indemnification Provisions grant a right of indemnification in respect of any proceeding by or in the right of the Company against the expenses (including attorney fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, except that no right of indemnification will be granted if the person is adjudged to be liable to the Company.

        (c) Every person who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of the person's status as a director or officer of a controversy described in (a) or (b) above is entitled to indemnification as a matter of right.

        (d) Because the limits of permissible indemnification under Oregon law are not clearly defined, the Indemnification Provisions may provide indemnification broader than that described in (a) and (b).

        (e) The Registrant may advance to a director or officer the expenses incurred in defending any proceeding in advance of its final disposition if the director or officer affirms in writing in good faith that he or she has met the standard of conduct to be entitled to indemnification as described in (a) or (b) above and undertakes to repay any amount advanced if it is determined that the person did not meet the required standard of conduct.

    The Company has entered into indemnification agreements with each of the Company's directors, a form of which is attached as an exhibit hereto and is incorporated herein by reference.

    The Registrant may obtain insurance for the protection of its directors and officers against any liability asserted against them in their official capacities. The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of shareholders or directors or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    (a) In December 1996 the Registrant entered into a Deferred Compensation Conversion Agreement with Don Richard Santorufo, the Registrant's Chief Operating Officer, providing for the conversion of deferred compensation units granted under a prior agreement into an aggregate of 1,800,435 shares of the Registrant's Common Stock. The issuance to Mr. Santorufo was made pursuant to
Section 4(2) of the Securities Act of 1933 (the "Securities Act") as a transaction not involving a public offering. The Registrant reasonably believed that the purchaser had such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment. Mr. Santorufo represented his intention to acquire the securities for investment and not with a view to distribution thereof.

    (b) In December 1997 the Registrant issued an aggregate of 216,633 shares of Common Stock to Gertrude Boyle, Timothy P. Boyle and Sarah Bany in exchange for the capital stock of GTS, Inc., a minority shareholder in certain of the Registrant's subsidiaries. The issuance was made pursuant to Section 4(2) of the Securities Act as a transaction not involving a public offering. The Registrant reasonably believed that each purchaser had such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment. Each represented an intention to acquire the securities for investment and not with a view to distribution thereof.


    (c) Prior to completion of the Offerings, the Company intends to issue 635,777 shares of Common Stock to Gertrude Boyle, 34,076 shares of Common Stock to Timothy P. Boyle, 5,332 shares of Common Stock to Sarah Bany and 11,319 shares of Common Stock to Don Santorufo, each in connection with an agreement regarding a plan of recapitalization. The issuance is to be made pursuant to
Section 3(a)(9) of the Securities Act.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

  *    1.1  Form of U.S. Underwriting Agreement

  *    1.2  Form of International Underwriting Agreement

  *    2.1  Plan of Share Exchange Exchanging Shares of Columbia Sportswear
              Company for all of the Shares of GTS, Inc.

 **    3.1  Second Amended and Restated Articles of Incorporation

 **    3.2  1998 Restated Bylaws

       4.1  See Article II of Exhibit 3.1 and Article I of Exhibit 3.2

 **    5.1  Opinion of Stoel Rives LLP

  *   10.1  1997 Stock Incentive Plan

  *   10.2  Form of Incentive Stock Option Agreement

  *   10.3  Form of Nonstatutory Stock Option Agreement

  *   10.4  Credit Agreement between the Hong Kong and Shanghai Banking
              Corporation Limited and the Registrant dated September 17, 1991, as amended

  *   10.5  Buying Agency Agreement between Nissho Iwai American Corporation and the Registrant dated January 1, 1992, as amended

 **   10.5(a) Amendment No. 2 to the Buying Agency Agreement between Nissho Iwai
              American Corporation and the Registrant dated February 19, 1998

  *   10.6  Credit Agreement between the Registrant and Wells Fargo Bank, N.A.
              dated July 31, 1997

  *   10.7  Assumption Agreement by and between the Registrant, Timothy P. Boyle and Don Santorufo and First Interstate Bank of Oregon, N.A., dated
              February 1997

  *   10.8  Lease between Penzel & Company and the Registrant dated February 23,
              1988, as amended

  *   10.9  Form of Lease between Timothy P. Boyle and Gertrude Boyle and the
              Registrant

  *   10.10 Form of Lease between Gertrude Boyle and the Registrant

  *   10.11 Lease between BB&S Development Company and the Registrant, dated
              February 12, 1996

  *   10.12 Lease between B.A.R.K. Holdings, Inc. and Columbia Sportswear Canada
              Limited, dated January 3, 1994

  *   10.13 Form of Stock Purchase Agreement between Columbia Sportswear Holdings
              Limited, Columbia Sportswear Canada Limited and Douglas Hamilton and
              Doug Hamilton in trust for Elizabeth K. Hamilton, dated August 24,
              1992

  *   10.14 Deferred Compensation Conversion Agreement between the Registrant and
              Don Santorufo, dated December 31, 1996

  *   10.15 Form of Tax Indemnification Agreement for existing shareholders

  *   10.16 Employment Agreement between Carl K. Davis and the Registrant dated as of December 5, 1997

  *   10.17 Form of Indemnity Agreement for Directors

 **   10.18 Form of Agreement Regarding Plan of Recapitalization Among the
              Registrant and Shareholders

 **   10.19 Amendment and Waiver, Deferred Compensation Conversion Agreement,
              between the Registrant and Don Santorufo

      10.20 Asset Purchase Agreement between the Registrant and Columbia
              Outfitters, Inc., dated March 4, 1998

  *   21.1  Subsidiaries of the Registrant

      23.1  Consent of Deloitte & Touche LLP

 **   23.2  Consent of Stoel Rives LLP (included in Exhibit 5.1)

  *   24.1  Power of Attorney (included on signature page)

  *   27.1  Financial Data Schedule


--------------

 *  Previously filed.

**  To be filed by amendment.

    (b) Financial Statement Schedules

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on March 5, 1998.


                                COLUMBIA SPORTSWEAR COMPANY

                                By:             /s/ TIMOTHY P. BOYLE
                                     -----------------------------------------
                                                  Timothy P. Boyle
                                                     PRESIDENT


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment has been signed below by the following persons in the following capacities on March 5, 1998.


                 SIGNATURE                                        TITLE
--------------------------------------------  ----------------------------------------------
PRINCIPAL EXECUTIVE OFFICER:

           /s/ TIMOTHY P. BOYLE*
-------------------------------------------   President, Secretary, Treasurer and Director
              Timothy P. Boyle

PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER:

          /s/ PATRICK D. ANDERSON
-------------------------------------------   Chief Financial Officer
            Patrick D. Anderson

            /s/ GERTRUDE BOYLE*
-------------------------------------------   Chairman of the Board of Directors
               Gertrude Boyle

              /s/ SARAH BANY*
-------------------------------------------   Director
                 Sarah Bany

           /s/ MURREY R. ALBERS*
-------------------------------------------   Director
              Murrey R. Albers

           /s/ EDWARD S. GEORGE*
-------------------------------------------   Director
              Edward S. George

             /s/ JOHN STANTON*
-------------------------------------------   Director
                John Stanton

*By:       /s/ PATRICK D.
              ANDERSON
      -------------------------
         Patrick D. Anderson
          Attorney-in-fact

                                 EXHIBIT INDEX


 EXHIBIT                                                                          SEQUENTIAL
   NO.                                  DESCRIPTION                                PAGE NO.
---------  ---------------------------------------------------------------------  -----------
    *1.1   Form of U.S. Underwriting Agreement
    *1.2   Form of International Underwriting Agreement
    *2.1   Plan of Share Exchange Exchanging Shares of Columbia Sportswear
             Company for all of the Shares of GTS, Inc.
   **3.1   Second Amended and Restated Articles of Incorporation
   **3.2   1998 Restated Bylaws
     4.1   See Article II of Exhibit 3.1 and Article I of Exhibit 3.2
   **5.1   Opinion of Stoel Rives LLP
   *10.1   1997 Stock Incentive Plan
   *10.2   Form of Incentive Stock Option Agreement
   *10.3   Form of Nonstatutory Stock Option Agreement
   *10.4   Credit Agreement between the Hong Kong and Shanghai Banking
             Corporation Limited and the Registrant dated September 17, 1991, as amended
   *10.5   Buying Agency Agreement between Nissho Iwai American Corporation and the Registrant dated January 1, 1992, as amended
**10.5(a)  Amendment No. 2 to the Buying Agency Agreement between Nissho Iwai
             American Corporation and the Registrant dated February 19, 1998
  *10.6    Credit Agreement between the Registrant and Wells Fargo Bank, N.A.
             dated July 31, 1997
  *10.7    Assumption Agreement by and between the Registrant, Timothy P. Boyle and Don Santorufo and First Interstate Bank of Oregon, N.A., dated
             February 1997
  *10.8    Lease between Penzel & Company and the Registrant dated February 23,
             1988, as amended
  *10.9    Form of Lease between Timothy P. Boyle and Gertrude Boyle and the
             Registrant
  *10.10   Form of Lease between Gertrude Boyle and the Registrant
  *10.11   Lease between BB&S Development Company and the Registrant, dated
             February 12, 1996
  *10.12   Lease between B.A.R.K. Holdings, Inc. and Columbia Sportswear Canada
             Limited, dated January 3, 1994
  *10.13   Form of Stock Purchase Agreement between Columbia Sportswear Holdings
             Limited, Columbia Sportswear Canada Limited and Douglas Hamilton
             and Doug Hamilton in trust for Elizabeth K. Hamilton, dated August
             24, 1992
  *10.14   Deferred Compensation Conversion Agreement between the Registrant and
             Don Santorufo, dated December 31, 1996
  *10.15   Form of Tax Indemnification Agreement for existing shareholders
  *10.16   Employment Agreement between Carl K. Davis and the Registrant dated as of December 5, 1997
  *10.17   Form of Indemnity Agreement for Directors
 **10.18   Form of Agreement Regarding Plan of Recapitalization Among the
             Registrant and Shareholders
 **10.19   Amendment and Waiver, Deferred Compensation Conversion Agreement,
             between the Registrant and Don Santorufo
   10.20   Asset Purchase Agreement between the Registrant and Columbia
             Outfitters Inc., dated March 4, 1998
  *21.1    Subsidiaries of the Registrant
   23.1    Consent of Deloitte & Touche LLP
 **23.2    Consent of Stoel Rives LLP (included in Exhibit 5.1)
  *24.1    Power of Attorney (included on signature page)
  *27.1    Financial Data Schedule


----------------

 *  Previously filed.

**  To be filed by amendment.